As filed with the Securities and Exchange Commission on March 1, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
STORAGENETWORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	04-3436145 (I.R.S. Employer Identification Number)

100 Fifth Avenue
Waltham, MA 02451 (781) 434-6700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter W. Bell
President, Chief Executive Officer
and Chairman of the Board
StorageNetworks, Inc.
100 Fifth Avenue
Waltham, MA 02451
(781) 434-6700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John M. Westcott, Jr., Esq. Mark G. Borden, Esq. Hale and Dorr LLP 60 State St. Boston, MA (617) 526-6000	Keith F. Higgins, Esq. Ropes & Gray One International Place Boston, MA 02110 (617) 951-7000

              Approximate date of commencement of proposed sale to the public:     As soon as practicable after the effective date hereof.

             If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

             If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

Common Stock, $.01 par value per share	$270,000,000	$71,280

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

             The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated                               , 2000.

             Shares

[StorageNetworks, Inc. Logo]

Common Stock

             This is an initial public offering of shares of common stock of StorageNetworks, Inc. All of the shares of common stock are being sold by StorageNetworks.

             Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $              and $             . We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol “STOR ”.

             See “Risk Factors” beginning on page 7 to read about factors you should consider before buying shares of the common stock.

             Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to StorageNetworks	$	$

             To the extent that the underwriters sell more than               shares of the common stock, the underwriters have the option to purchase up to an additional               shares from StorageNetworks at the initial public offering price less the underwriting discount.

             The underwriters expect to deliver the shares on                                    , 2000.

Goldman, Sachs & Co.
Credit Suisse First Boston
Thomas Weisel Partners LLC
Wit SoundView

Prospectus dated                               , 2000.
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
[INSIDE FRONT COVER]

PROSPECTUS SUMMARY

             This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially “Risk Factors” beginning on page 7.

Our Business

             We are the leading data storage services provider. We are building the first global data storage network, allowing our customers to connect their computer systems, or “plug in”, to our network to store and access their data in much the same way they obtain and use electricity or telephone service. We believe that our data storage utility model provides our customers increased availability, security, functionality and control over their data, at a price they could not replicate internally. We are building and expanding a dedicated fiber optic network which connects our Storage Point of Presence, or S-POP, data centers in major metropolitan areas. Each S-POP data center is a storage facility containing disk and tape storage systems. Our metropolitan storage networks are connected to each other and to a central monitoring and control center through long distance fiber optic connections. This combination of long distance fiber networks and metropolitan storage networks creates our Global Data Storage Network, which we call our GDSN.

             Customers can access a virtually unlimited pool of data storage by connecting to our GDSN through our StoragePort access channel. StoragePort devices can be installed either at the customer’s own facility or at a web hosting facility at which we have established an S-POP data center. Our proprietary Virtual Storage Portal software permits customers to monitor and control their storage resources 24 hours per day and seven days per week through a web browser.

             Our Global Data Storage Network currently includes over 20 S-POP data centers in 11 metropolitan areas in the United States and one in London. We expect to have more than 50 S-POP data centers in operation in the United States and selected international locations by the end of 2000. The majority of our S-POP data centers are located at web hosting facilities operated by companies such as AT&T Web Hosting Services, Exodus Communications, GlobalCenter and Level 3 Communications. We are focused exclusively on storage, and more than 150 of our approximately 350 employees are storage experts who assist businesses in designing and implementing their data storage strategies. Our customers include established enterprises and Internet-based businesses that require large volumes of data storage capacity in a wide range of industries, including financial services, communications, energy and natural resources, health and education.

Our Opportunity

              Established enterprises as well as Internet-based businesses are creating and storing a growing amount of data. Forrester Research estimates that online storage for Global 2,500 companies will grow at a compound annual rate of 78.8% from 1999 to 2003. Designing, implementing and managing storage solutions for this growing amount of data is increasingly complex as a result of the multiple components of the solution, which are manufactured by multiple vendors and lack interoperability standards. According to Forrester, storage expenditures as a percent of total spending on computing systems for an average Global 2,500 firm are expected to increase from 4% in 1999 to 17% in 2003.

             To efficiently manage their data, companies require storage flexibility and functionality that is typically unavailable through a traditional data storage configuration that links a single computer to a single storage device. New technologies and the increasing availability of fiber optic bandwidth are making possible the creation of storage area networks, or SANs, that can link multiple servers to multiple storage resources through a dedicated high-speed network.

              These new technologies have created the opportunity to establish a storage area network that can free businesses from the need to build and operate their own internal data storage infrastructures. By storing and accessing their data through a global storage network established and managed by a third-party provider, businesses can cost-effectively satisfy their data storage requirements and thus focus on their core competencies. We believe that there is a significant market opportunity for a company that has both the infrastructure and expertise necessary to provide a comprehensive data storage solution to data-intensive businesses.

Our Solution

             We believe that our managed data storage service solution provides the following key benefits to our customers:

•	a high degree of reliability, built around 24x7 availability with minimal scheduled down time, a dedicated network and secure facilities;

•	in-depth storage expertise, with a staff of over 150 storage experts who focus exclusively on data storage technology and network implementation;

•	a cost-effective solution that would be very difficult for customers to replicate internally;

•	tested, networked solutions that can be rapidly implemented; and

•	highly flexible and scalable storage options.

Our Strategy

             Our objective is to maintain and extend our position as the leading data storage services provider by:

•	promoting and extending the StorageNetworks brand;

•	expanding our storage infrastructure and geographical presence;

•	rapidly accumulating storage expertise and building best business processes for data storage;

•	expanding our strategic relationships with leading web hosting providers, storage hardware and software vendors and fiber providers;

•	expanding and enhancing our service offerings; and

•	targeting customers with the greatest need for managed storage services.

Corporate Information and History

              StorageNetworks was incorporated in Delaware on August 14, 1998. We began providing our managed storage services in May, 1999. Our principal executive offices are located at 100 Fifth Avenue, Waltham, MA 02451. Our telephone number at that location is (781) 434-6700. Our Internet address is www.StorageNetworks.com. The information contained on our web site is not incorporated by reference in this prospectus.

              StorageNetworks, Storage Services for the e-Economy, Global Data Storage, S-POP, StoragePOP, PACS, DataPACS, NetPACS, BackPACS, SafePACS, StoragePort, Virtual Storage Portal, VSP, Just Plug In, and S-POP Manager are service marks of StorageNetworks. All other trademarks and service marks are the property of their respective owners.

The Offering

Common stock offered by StorageNetworks	shares
Common stock to be outstanding after this offering	shares
Proposed Nasdaq National Market symbol	STOR
Use of proceeds	For general corporate purposes, including working capital and capital expenditures.

             The number of shares of our common stock that will be outstanding after this offering is based on our shares of common stock outstanding as of March 1, 2000 and excludes:

•	9,530,200 shares issuable upon the exercise of outstanding stock options as of February 29, 2000 at a weighted-average exercise price of $1.24 per share;

•
130,082 shares of Series B preferred stock issuable upon the exercise of outstanding warrants (which convert into warrants to purchase 260,164 shares of common stock) at a weighted-average exercise price of $4.92 per share; and

•
810,000 shares of Series D preferred stock issuable upon the exercise of outstanding warrants (which convert into warrants to purchase 810,000 shares of common stock) at a weighted-average exercise price of $22.75 per share.

             Except as set forth in the financial statements and related notes or as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters ’ over-allotment option; and

•	the conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the closing of the offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

             The following tables summarize the consolidated financial data for our business. You should read this data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. Potentially dilutive common shares have been excluded from the shares used to compute net loss per share because their inclusion would be antidilutive. Pro forma net loss per share reflects the conversion of all outstanding preferred stock from the beginning of the period presented, even though the effect of the conversion is antidilutive. The pro forma consolidated balance sheet data reflects the issuance of 6,012,843 shares of Series C convertible preferred stock for aggregate proceeds of $103.0 million on January 20, 2000 and the issuance of 1,758,240 shares of Series D convertible preferred stock for aggregate proceeds of $40.0 million on February 29, 2000. The pro forma as adjusted consolidated balance sheet data reflects the issuance of shares in this offering at an assumed initial public offering price of $      per share and after deducting the estimated underwriting discount and expenses of this offering.

	Period from October 5, 1998 (commencement of operations) to December 31, 1998	Year ended December 31, 1999
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$ —	$ 6,258
Total costs and expenses	380	29,850
Loss from operations	(380)	(23,592)
Net loss	(369)	(22,613)
Net loss per share:
Basic and diluted	$ (0.02)	$ (0.93)
Weighted average common shares outstanding	24,400	24,407
Pro forma net loss per share		$ (0.29)
Shares used in calculating pro forma net loss per share		78,516

	December 31, 1999
	Actual	Pro forma	Pro forma As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$34,815	$177,815
Working capital	25,053	168,053
Total assets	67,259	210,259
Capital lease obligations, less current portion	15,822	15,822
Total stockholders’ equity	37,009	180,009

RISK FACTORS

             You should consider carefully the risks described below before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

Our business is difficult to evaluate due to our limited operating history

             We commenced operations in October 1998. We currently derive the majority of our revenues from professional services and began offering our managed data storage services in May 1999. We did not operate our first data storage center until May 1999 and currently have only 23 data centers connected to our global data storage network. We have limited meaningful historical financial data upon which to base planned operating expenses. Because of our limited operating history and the emerging nature of our markets and services, our historical financial information is not a reliable indicator of future performance. Therefore it is difficult to evaluate our business and prospects.

The storage service provider market is new and our business will suffer if it does not develop as we expect

             The storage service provider market is new and may not grow or be sustainable. Potential customers may choose not to purchase storage services from a third party provider due to concerns about security, reliability or other matters. It is possible that our services may never achieve market acceptance. Furthermore, we incur operating expenses based largely on anticipated revenue trends which are difficult to predict given the recent emergence of the storage service provider market. If this market does not develop, or develops more slowly than we expect, our business, results of operations and financial condition will be seriously harmed.

Our failure to increase our revenues would prevent us from achieving and maintaining profitability

             We have never been profitable. We have incurred significant losses since inception. As of December 31, 1999, we had an accumulated deficit of $23.2 million. We cannot be certain that our revenues will grow or that we will generate sufficient revenues to achieve profitability. Our failure to significantly increase our revenues would seriously harm our business and operating results. We have large fixed expenses, and we expect to continue to incur significant and increasing capital, infrastructure, sales and marketing, product development, administrative and other expenses. We will incur substantial costs in extending our global data storage network and establishing over 30 additional data centers during 2000. We believe that we will continue to incur losses on a quarterly and annual basis for the foreseeable future. We will need to generate significantly higher revenues in order to achieve and maintain profitability. If our revenues grow more slowly than we anticipate, or if our operating or capital expenses increase more than we expect or cannot be reduced in the event of lower revenues, our business will be materially and adversely affected.

Our growth strategy will be unsuccessful if we are unable to expand our global data storage network infrastructure

             A key component of our growth strategy is to expand our global data storage network. Our planned expansion includes the opening of storage facilities in the United States and internationally and the procurement of rights to additional fiber in metropolitan areas, long haul fiber across different metropolitan areas, and other transmission media to connect our customers and our data centers. Our continued expansion and development of our network will depend on, among other things, our ability to assess markets, identify data center locations and obtain rights to fiber and other transmission media, all in a timely manner, at reasonable cost and on acceptable terms. Our inability to continue to build our network, or to effectively manage its expansion, would have a material adverse effect on our business and financial condition.

Any failure of our infrastructure could lead to significant costs, service disruptions and data loss, which could reduce our revenues and harm our business and reputation

             To be successful, we must provide our customers with secure, efficient and reliable data storage services. We rely on the capacity, scalability, reliability and security of our network infrastructure to deliver these services in a manner that our customers may access easily and without disruption to their businesses. To meet these customer requirements we must protect our infrastructure against damage caused by occurrences such as:

•	human error;

•	physical or electronic security breaches;

•	fire, earthquake, flood and other natural disasters;

•	power loss; and

•	sabotage and vandalism.

             Despite precautions we have taken, the occurrence of a natural disaster or other unanticipated problems at one or more of our S-POP data centers could result in service interruptions, significant damage to equipment or loss of customer data. Any widespread loss of services would slow the adoption of our services and cause damage to our reputation, which would seriously harm our business.

Our revenues will not continue to grow, our costs will increase, and our reputation will be damaged if we are not able to scale our infrastructure as demand increases

             We have had only limited deployment of our global data storage network to date. Our data storage network has not yet operated at full capacity. Our infrastructure may not be scalable to levels that customers expect or that we have committed to provide them in our customer contracts, or may not perform as expected at high capacity. Because our contracts generally provide customers service credits when our services do not achieve specified performance levels, we will lose revenues if our network does not perform as we expect. Moreover, we will need to make additional investments in our infrastructure to satisfy customers as demand increases. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost, and upgrades to our infrastructure may cause delays or failures in our services. As a result, in the future our infrastructure may be unable to satisfy customer demand. Our failure to satisfy customer demand could damage our reputation, significantly reduce demand for our services, and cause us to receive lower fees than expected and incur unforeseen costs to remedy our shortfalls.

If our network security is breached, our business and reputation would suffer

             Our customers rely on us for the secure storage and transmission of their data. Third parties may attempt to breach our security. If they are successful despite all of our security measures, they could obtain, destroy or damage confidential information of our customers. We may be liable to our customers for any breach in our security, and any such breach could harm our reputation. Our failure to prevent security breaches may have a material adverse effect on our reputation and operating results.

Because our data storage services utilize complex technology and are deployed in complex environments, problems with our services may arise that could seriously harm our business

             Due to the sophisticated nature of our infrastructure and the amount and complexity of the technology we and our customers employ, our data storage services are highly complex. In the future, there may be errors and defects in our infrastructure and technology that may adversely affect our services. If we are unable to efficiently fix errors or other problems that may be identified, we could experience:

•	loss of or delay in revenues and loss of market share;

•	loss of customers and credibility;

•	failure to attract new customers or achieve market acceptance;

•	increased costs;

•	diversion of development resources; and

•	legal actions by our customers.

             Any one or more of these results could be very costly and, if not quickly remedied, cause serious harm to our business.

Our competition includes storage hardware and software vendors and may, in the future, include other storage service providers, against whom we may not be able to compete successfully

             We currently face competition from storage hardware and software vendors, which sell storage products or consulting services but do not offer managed storage services. Many of these vendors have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we have. Many of these vendors also have more extensive customer bases, broader customer relationships and broader industry alliances than us, including relationships with many of our current and potential customers.

             If we are successful in establishing a storage services provider market, competitors are likely to enter this market. Additionally, hardware and software vendors may also choose to develop managed storage service offerings which compete with ours. Moreover, we have strategic relationships with several vendors, which could be discontinued if they began to offer competing managed storage services.

             Increased competition from any of these sources could result in a loss of customers and market share. Additionally, while we expect the costs of the components of our solutions to decrease, price competition, particularly from competitors with greater resources, could cause price reductions to outpace our expected cost reductions. Any of these results could seriously harm our business and financial condition.

Our quarterly revenues and operating results may fluctuate in future periods, and any resulting failure to meet market expectations may cause the price of our common stock to decline

             Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter because our services are relatively new and the future growth of the storage service provider market is uncertain. Factors that could contribute to quarterly fluctuations to our operating results include:

•	temporary shortages or interruptions in supply of storage equipment;

•	natural disasters in the geographic markets in which we operate or other causes of network instability;

•	surges in demand for data storage capacity;

•	our ability to maintain quality service levels for our services; and

•	the financial condition of our customers.

             Our operating expenses are largely based on anticipated revenue trends. As a result, a delay in generating or recognizing revenues for these or any other reasons could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses. For this reason, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock will probably fall.

We rely on third party suppliers for the components of our infrastructure and the storage products we use in delivering our services and any interruption in the supply of these products and materials could harm our business

             We are dependent on other companies to supply the key components of our network infrastructure and the hardware and software storage products we use in delivering our services. Our infrastructure is based on materials, such as fiber, routers and switches, which, in the quantities and quality we demand, are available only from a limited number of suppliers. Similarly, we currently purchase a large portion of the software and hardware products used in our services offerings from a limited number of storage product vendors. Any interruption in our ability to obtain these products and materials, or comparable quality replacements, would substantially harm our business and results of operations.

If any of our strategic alliances terminate, our ability to penetrate the storage services provider market could be adversely affected

             We have formed strategic relationships, both formally and informally, with various hosting service providers, hardware and software vendors and other suppliers for joint marketing and storage component purchases. We plan to maintain these relationships and seek new marketing or other strategic arrangements in the future. Our ability to quickly penetrate the storage services provider market may be adversely affected if we are unable to continue these relationships and to develop other similar relationships in the future.

Our services may not be accepted by customers or may become obsolete if we do not respond rapidly to technological and market changes

             The storage services provider market will be characterized by rapid technological change and frequent new product and service introductions. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our services may become obsolete, which would materially harm our business and results of operations. In developing our services, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our services may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services obsolete.

Our business will suffer if we do not enhance and expand our services to meet changing customer requirements

             Our current and prospective customers may require features and capabilities that our current services do not have. To achieve market acceptance for our services, we must in an effective and timely manner anticipate and adapt to customer requirements and offer services that meet customer demands. We intend to continue to invest in our engineering and technology development. The development of new or enhanced services is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new services as well as enhancements to our existing services. The introduction of new or enhanced services also requires that we manage the transition from older services in order to minimize disruption in customer ordering patterns and ensure that we can deliver services to meet anticipated customer demand. Our failure to anticipate and meet changing customer requirements or to effectively manage transitions to new services would materially adversely affect our business, results of operations and financial condition.

We may not be able to obtain additional financing necessary to grow our business

             As we grow our business and expand our network infrastructure, we will need additional financing. We cannot be sure that we will be able to secure additional financing on acceptable terms. Additionally, holders of any future debt instruments or preferred stock may have rights senior to those of the holders of our common stock, and any future issuance of common stock would result in dilution of existing stockholders’ equity interests.

If we do not expand our direct and indirect sales organizations, we will have difficulty attracting and retaining customers

             Our services require a sophisticated sales effort targeted at a limited number of key people within our prospective customers’ organizations. Because the market for our services is new, many prospective customers are unfamiliar with the services we offer. As a result, our sales effort requires highly trained sales personnel. We need to expand our marketing and sales organization in order to increase market awareness of our services to a greater number of organizations and, in turn, to generate increased revenues. We are in the process of developing our direct sales force and require additional qualified sales personnel. Competition for these individuals is intense, and we might not be able to hire the kind and number of sales personnel we need. Moreover, even after we hire these individuals, they require extensive training in our data storage services. If we are unable to expand our direct and indirect sales operations and train new sales personnel as rapidly as necessary, we may not be able to increase market awareness and sales of our services, which may prevent us from achieving and maintaining profitability.

The rates we charge for our services may decline over time, which would reduce our revenues and adversely affect our profitability

             We expect that the capital costs associated with our data storage services will decline over time as a result of factors such as technological advances in storage hardware, storage software and data transmission media and protocols, and the availability of fiber and related bandwidth. As our business model gains acceptance and attracts the attention of competitors, we may experience corresponding pressure to decrease the fees for our services, which, if it outpaces cost reductions, could adversely affect our revenues and our gross margin. If we are unable to sell our services at acceptable prices, or if we fail to offer additional services with sufficient profit margins, our revenue growth will slow and our business and financial results will suffer.

Our revenues could decline and our operating expenses could increase if we fail to manage our growth properly

             We have expanded our operations rapidly since our inception in 1998. We continue to increase the scope of our operations and the size of our employee base. Our total number of employees grew from 8 on December 31, 1998, to 342 on January 31, 2000, and we plan to hire a significant number of employees this year. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. For example, to integrate key employees into our company, these individuals must spend a significant amount of time learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted and will continue to result in some disruption to our ongoing operations. We will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. If we fail to do so, our revenues could decline and our operating expenses could increase.

We depend on our key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain our key employees, our ability to compete could be harmed

             Our future success depends upon the continued services of our executive officers and other key technology, sales, marketing and support personnel, who have critical industry experience and relationships that we rely on in implementing our business plan. None of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our key employees could delay the development and introduction of and negatively impact our ability to sell our services.

We face risks associated with international operations that could cause our financial results to suffer

             To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources to expand our international operations, sales and marketing activities. We are increasingly subject to a number of risks associated with international business activities that may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

•	increased expenses associated with marketing and delivering services in foreign countries;

•	general economic conditions in international markets;

•	currency exchange rate fluctuations;

•	unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

•	political risks in certain countries;

•	tariffs, export controls and other trade barriers;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and

•	potentially adverse tax consequences, including restrictions on the repatriation of earnings.

If one or more of these sources of risk were to materialize, our financial results may suffer.

Risks Related to Legal Uncertainty

If we are unable to protect our intellectual property rights, we may not be able to compete effectively

             We do not have any patents or patent applications pending with respect to our data storage services. Even if we apply for patents in the future, we cannot be certain that any patent will be granted, that any future patent will not be challenged, invalidated or circumvented, or that rights granted under any patent issued to us will afford us a competitive advantage. We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. These legal protections afford only limited protection. Our intellectual property may be subject to even greater risk in foreign jurisdictions. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States.

             Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources. Finally, there can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar information or technology. Any failure by us to adequately protect our intellectual property could have a material adverse effect on our ability to compete effectively.

Defending against intellectual property infringement claims could be time consuming and expensive and, if we are not successful, could subject us to significant damages and disrupt our business

             Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services. As a result, we may be found to infringe on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling services that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms; and

•	redesign our services or our network.

             If we are forced to take any of the foregoing actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

Risks Related to the Securities Markets and This Offering

Our stock price may be volatile and could result in substantial losses for investors purchasing shares in this offering

             Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. The market for technology stocks has been extremely volatile. The following factors could cause the market price of our common stock in the public market to fluctuate significantly from the price paid by investors in this offering:

•	the addition or departure of key personnel;

•	variations in our quarterly operating results;

•	announcements by us or our competitors of significant contracts, new products or services offerings or enhancements, acquisitions, partnerships, joint ventures or capital commitments;

•	changes in financial estimates by securities analysts;

•	our sales of common stock or other securities in the future;

•	changes in market valuations of technology companies; and

•	fluctuations in stock market prices and volumes.

             Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above our initial public offering price. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and resources and could materially adversely affect our business and results of operations.

Management may use the proceeds of this offering in ways that do not increase our profits or market value

             Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value.

Insiders will continue to have substantial control over StorageNetworks after this offering and could limit your ability to influence the outcome of key transactions, including changes of control

             We anticipate that the executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately      % of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Provisions of our charter documents may have anti-takeover effects that could prevent a change in control even if the change in control would be beneficial to our stockholders

             Provisions of our amended and restated certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

There may be sales of a substantial amount of our common stock after this offering that could cause our stock price to fall

             Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock within a short period of time after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

             This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend, ” “may,” “should,” “will” and “would ” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

USE OF PROCEEDS

             We estimate that the net proceeds from our sale of               shares of common stock will be $             million, at an assumed initial public offering price of $              and after deducting the estimated underwriting discount and offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds will be $              million.

             We presently intend to use a portion of the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures, increasing our sales and marketing capabilities and expanding our international operations. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no specific understandings, commitments or agreements with respect to any such acquisition or investment. Pending these uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

             We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

CAPITALIZATION

             The following table sets forth our capitalization as of December 31, 1999:

•	on an actual basis;

•
on a pro forma basis reflecting the issuance of 6,012,843 shares of Series C convertible preferred stock for aggregate proceeds of $103.0 million on January 20, 2000 and 1,758,240 shares of Series D convertible preferred stock for aggregate proceeds of $40.0 million on February 29, 2000 and after giving effect to the conversion of our outstanding convertible preferred stock into 54,109,118 shares of common stock immediately prior to the closing of the offering;

•
on a pro forma as adjusted basis to reflect the sale of              shares of common stock at an assumed initial public offering price of $         per share, after deducting the estimated underwriting discount and offering expenses.

             The shares of common stock to be outstanding after the offering exclude: (1) 9,530,200 shares issuable upon exercise of outstanding options as of February 29, 2000; (2) 260,164 shares issuable upon exercise of outstanding warrants to purchase 130,082 shares of Series B convertible preferred stock; and (3) 810,000 shares issuable upon exercise of outstanding warrants to purchase 810,000 shares of Series D convertible preferred stock.

	As of December 31, 1999
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Capital lease obligations, less current portion	$ 15,822	$ 15,822	$15,822
Stockholders’ equity:
Series A convertible preferred stock, par value $.01; 5,000,000 shares authorized; 5,000,000 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	50	—	—
Series B convertible preferred stock, par value $.01; 10,294,080 shares authorized; 10,162,596 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	102	—	—
Series C convertible preferred stock, par value $.01; no shares authorized; no shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	—	—	—
Series D convertible preferred stock, par value $.01; no shares authorized; no shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	—	—	—
Common stock, par value $.01; 90,000,000 shares authorized; 24,531,500 shares issued and outstanding, actual; 78,640,618 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	245	787
Additional paid-in capital	59,762	202,372
Accumulated deficit	(23,150)	(23,150)

Total stockholders’ equity	37,009	180,009

Total capitalization	$ 52,831	$195,831

DILUTION

             Our pro forma net tangible book value as of December 31, 1999 was $              million, or $              per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets, reduced by the amount of our total liabilities, and then divided by the total number of shares of common stock outstanding after giving effect to the automatic conversion of all shares of outstanding preferred stock. Dilution in net tangible book value per share represents the difference between the amount paid per share by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of the offering. After giving effect to the sale of the               shares of common stock offered by us at an assumed initial public offering price of $         per share, and after deducting the estimated underwriting discount and offering expenses payable by us, our pro forma net tangible book value at December 31, 1999 would have been $         million or $         per share of common stock. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution of $        per share to new investors purchasing shares at the initial offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share before the offering	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

             The following table summarizes on a pro forma basis after giving effect to the offering, as of December 31, 1999, the differences between the existing stockholders and the new investors with respect to the number of shares of common stock and preferred stock purchased from us, the total consideration paid to us and the average price per share paid:

	Number	Percent	Amount	Percent	Average Price per Share
Existing stockholders		%	$	%	$
New investors

Totals		%		%

             In the preceding tables, the shares of common stock outstanding exclude:

•
10,920,000 shares of common stock reserved for issuance under our stock plans, of which 9,530,200 shares at a weighted average exercise price of $1.24 were subject to outstanding options as of February 29, 2000;

•
260,164 shares of common stock issuable upon exercise of outstanding warrants to purchase 130,082 shares of Series B convertible preferred stock at an exercise price of $4.92 per share as of December 31, 1999; and

•	810,000 shares of common stock issuable upon exercise of outstanding warrants to purchase 810,000 shares of Series D convertible preferred stock at an exercise price of $22.75 as of February 29, 2000.

             To the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

             You should read the selected consolidated financial data set forth below along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. We have derived the consolidated statement of operations data for 1998 and 1999, and the consolidated balance sheet data as of December 31, 1998 and 1999 from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors. Potentially dilutive common shares have been excluded from the shares used to compute net loss per share because their inclusion would be antidilutive.

	Period from October 5, 1998 (commencement of operations) to December 31, 1998	Year ended December 31, 1999
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Professional services revenues	$ —	$ 3,203
Managed storage services revenues	—	720
Equipment revenues	—	2,335

Total revenues	—	6,258
Costs and expenses:
Cost of professional services revenues	9	5,343
Cost of managed storage services revenues	101	8,400
Cost of equipment revenues	—	2,111
Sales and marketing	39	7,305
General and administrative	231	5,558
Product development	—	1,133

Total costs and expenses	380	29,850

Loss from operations	(380)	(23,592)

Interest income	11	1,371
Interest expense	—	(392)

Net loss	$ (369)	$(22,613)

Net loss per share:
Basic and diluted	$(0.02)	$ (0.93)

Weighted average common shares outstanding	24,400	24,407

	As of December 31,
	1998	1999
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$8,280	$ 34,815
Working capital	8,084	25,053
Total assets	9,672	67,259
Capital lease obligations, less current portion	—	15,822
Total stockholders’ equity	8,668	37,009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

             You should read the following discussion and analysis together with our consolidated financial statements and related notes to those statements and other financial information appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements due to various factors, including, but not limited to, those set forth under “Risk Factors ” and elsewhere in this prospectus.

Overview

             We are the leading data storage services provider. We are building the first global data storage network, allowing our customers to connect their computer systems, or “plug in”, to our network to store and access their data in much the same way they obtain and consume electricity or telephone service. We are building and expanding a dedicated fiber network which connects our Storage Point of Presence, or S-POP, data centers in major metropolitan areas. Our metropolitan storage networks are then connected to each other and to a central monitoring and control center through long haul fiber optic connections. This combination of the long haul fiber network and the metropolitan area networks connecting our data centers comprises our Global Data Storage Network, which we call our GDSN. Customers can access a virtually unlimited pool of data storage by connecting to the network from either their own locations or from a web hosting facility where their servers are located and at which we have built an S-POP data center.

             We opened our first S-POP data center in Houston in May 1999. Since then, we have opened over 20 S-POP data centers in the metropolitan areas of Atlanta, Boston, Chicago, Dallas, Denver, Houston, Los Angeles, New York, San Francisco, Seattle, Washington, D.C. and London, England. We expect to have over 50 S-POP data centers in the United States and selected international locations by the end of 2000. It takes approximately 90 days to establish an S-POP data center. During that time, networking infrastructure and related equipment is deployed in the S-POP data center and operations personnel are hired in order to provide services at the S-POP data center. Therefore, we incur expenses prior to the opening of an S-POP data center, and it takes an extended period of operations to achieve operating profitability at a given site. As a result, we expect, on average, that individual S-POP data centers will experience losses for at least one year from the time they commence operations.

             Since our inception, we have incurred significant losses and negative operating cash flows. As of December 31, 1999, we had an accumulated deficit of $23.2 million. We have not achieved profitability on a quarterly or an annual basis. We expect to significantly increase our investment in capital infrastructure as we open additional S-POP data centers and will continue to grow our operating, sales, marketing, product development and administrative personnel. Therefore, we believe that we will continue to incur losses on a quarterly and annual basis for the foreseeable future. The revenue and income potential of our business is unproven, and our limited operating history makes an evaluation of our company difficult. We believe that you should not rely on the period-to-period comparison of our operating results to predict our future performance. You must consider our prospects in light of the risks, expenses and difficulties encountered by companies in new and rapidly evolving industries. We may not be successful in addressing these risks and difficulties.

Revenues

             Revenues consist of monthly fees from customer use of our managed storage services and fees for professional services. In addition, we generated revenue in 1999 from the resale of equipment to four customers incidental to the initiation of managed storage services to those customers. We provide our managed storage services under service level agreements with our customers which set forth monthly fees based on the amount of storage services specified in the agreement. Revenues from managed storage services are recognized over the term of the contract, generally three to four years.

             We provide our professional services under statements of work with our customers, and we work on either a fixed price or time and materials basis. Our professional services engagements vary in length, generally from one to three months, depending on the scope of the services provided. Revenues from professional services are recognized as the services are provided, with revenues on fixed price contracts recognized using the percentage of completion method of accounting, adjusted monthly for the cumulative impact of any revision in estimates.

             Equipment sales in 1999 involved the sale of third party equipment to four customers as an accommodation to facilitate their purchase of our managed storage services. Equipment sales revenue is recognized when the equipment is delivered to the customer or placed into service. We do not expect to sell equipment to our customers as part of our regular operations in the future, although we might make additional incidental equipment sales as we did during 1999.

Cost of Revenues

             Our cost of managed storage services revenues is comprised primarily of the following costs related to operation of our S-POP data centers: facility costs; depreciation of capital equipment in our network; salaries and benefits for our field and corporate operations personnel; networking costs, including telecommunications connectivity and access charges and networking equipment; fiber costs, including amortization of our right to use fiber optic capacity; and maintenance and utilities. Our cost of professional services revenues is comprised primarily of salaries and benefits of consulting personnel. Cost of equipment revenues represents our cost of third party equipment sold to customers. Cost of managed storage services revenues and professional services revenues also include an allocation of general overhead items such as building rent, equipment leasing costs and depreciation expense. We expect cost of revenues to increase significantly in future periods as we continue to expand our GDSN in anticipation of increased sales activity and revenue growth.

Sales and Marketing

             Our sales and marketing expenses are comprised primarily of salaries and benefits of our product and corporate marketing and sales and business development personnel, sales commissions, travel, sales and other promotional materials, trade shows, consulting, and other sales and marketing programs. Sales and marketing expenses also include an allocation of general overhead items such as building rent, equipment leasing costs and depreciation expense. We expect to continue to increase our sales and marketing expenses in absolute dollars in future periods as we increase the size of our sales force, promote our services, and pursue our business development strategy.

General and Administrative

             Our general and administrative expenses consist primarily of salaries and benefits of our administrative personnel, information technology costs, facility costs associated with regional sales offices and fees for outside professional advisors. We expect to increase our general and administrative expenses in absolute dollars in future periods as we continue to add staff and infrastructure to support our anticipated business growth and due to the increased costs associated with being a public company.

Product Development

             Our product and development expenses consist primarily of salaries and benefits of our product development personnel, depreciation of laboratory and quality assurance equipment, and fees for third party development costs. We expect to increase our product development expenses in absolute dollars in future periods to invest in new technology for future service offerings and to evolve and improve our existing technology.

Interest Income

             Interest income consists of income received from the investment of proceeds received from our financing offerings. We expect interest income to increase in the short term as a result of our financing proceeds from our recent preferred stock offerings as well as the anticipated proceeds from this offering.

Interest Expense

             Interest expense consists of the imputed interest recognized from payments of capital lease obligations. We expect interest expense to increase in future periods as we continue to finance the expansion of our GDSN.

Provision for Income Taxes

             We incurred a net taxable loss in 1998 and 1999, and therefore did not record a provision for income taxes in those periods. As of December 31, 1999, we had federal and state net operating loss carryforwards of $25.5 million available to offset future taxable income, which may be used, subject to limitations, to offset future state and federal taxable income through 2004 and 2019, respectively.

Results of Operations

Period from October 5, 1998 (commencement of operations) through December 31, 1998 and the year ended December 31, 1999

             We commenced operations October 5, 1998 but had no revenue until the first quarter of 1999. Accordingly, our expenses in 1998 were related to the start-up of our operations and are not a meaningful reflection of the ongoing operations of our business. The comparison of our full year of operations in 1999 with the start-up operations in 1998 reflects the growth in 1999 of our business, the expansion of our GDSN, and the addition of employees, resulting in substantial increases in all expense categories.

              Revenues.    We recognized no revenue in 1998. In 1999, we recognized revenues of $6.3 million. Professional services revenues accounted for $3.2 million, or 51% of total revenues for 1999. Managed storage services revenues accounted for $720,000, or 12% of total revenues for 1999. Equipment revenues represented $2.3 million, or 37% of total revenues for 1999. This increase in equipment revenues resulted from our sale of third party equipment to customers as an accommodation to facilitate their purchase of managed storage services.

             Cost of Revenues.    Cost of professional services revenues was $9,000 for 1998 and $5.3 million for 1999. The increase in cost of professional services revenues was primarily the result of our hiring additional professional services personnel during 1999. Cost of managed storage services revenues was $101,000 for 1998 and $8.4 million for 1999. The increase in cost of managed storage services revenues was attributable to the opening of 16 S-POP data centers in 1999. Cost of equipment revenues was zero for 1998 and $2.1 million for 1999. Cost of equipment revenues in 1999 resulted from our sale of third party equipment to customers as an accommodation to facilitate their purchase of managed storage services.

              Sales and Marketing.    Sales and marketing expenses were $39,000 for 1998 and $7.3 million for 1999. The increase in sales and marketing expenses was primarily the result of the growth in the number of our sales and marketing personnel in 1999, as well as increased marketing efforts initiated during 1999.

              General and Administrative.     General and administrative expenses were $231,000 for 1998 and $5.6 million for 1999. The increase in general and administrative expenses in 1999 was primarily attributable to increases in administrative and management personnel as well as increased information technology, facilities and recruiting costs and increased costs for outside consultants.

              Product Development.    Product development expenses were zero for 1998 and $1.1 million for 1999. The increase in product development expenses was primarily the result of the hiring of product development personnel during 1999 as well as the initiation of product development activities.

              Interest Income.    Interest income was $11,000 for 1998 and $1.4 million for 1999. The increase in interest income was the result of higher average cash and investment balances due to the closings of preferred stock financings in 1999.

              Interest Expense.    Interest expense was zero for fiscal 1998 and $393,000 for 1999. The increase in interest expense was the result of the initiation of capital lease obligations during 1999.

Quarterly Results of Operations

             The following table presents our operating results for each of the five quarters ended December 31, 1999. The information for each of these quarters is unaudited. In the opinion of management, all necessary adjustments consisting of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and the related notes appearing elsewhere in this prospectus. These operating results are not necessarily indicative of the results of any future period.

	Quarter Ended
	December 31, 1998	March 31, 1999	June 30, 1999	September 30, 1999	December 31, 1999
	(in thousands)
Revenues:
Professional services revenues	$ —	$ —	$ 129	$ 828	$ 2,246
Managed storage services revenues	—	—	66	166	488
Equipment revenues	—	383	245	1,307	400

Total revenues	—	383	440	2,301	3,134
Costs and expenses:
Cost of professional services revenues	9	115	411	1,283	3,534
Cost of managed storage services revenues	101	386	746	1,662	5,606
Cost of equipment revenues	—	362	245	1,202	302
Sales and marketing	39	350	1,059	1,851	4,045
General and administrative	231	393	755	1,449	2,961
Product development	—	25	142	351	615

Total costs and expenses	380	1,631	3,358	7,798	17,063

Loss from operations	(380)	(1,248)	(2,918)	(5,497)	(13,929)
Interest income	11	76	66	615	614
Interest expense	—	—	—	(79)	(313)

Net loss	$ (369)	$(1,172)	$(2,852)	$(4,961)	$(13,628)

Revenues

             The sequential quarterly growth in professional services revenues resulted from the increase in the number of professional services engagements, customers and average revenue per professional services engagement during each quarter. The sequential quarterly growth in managed storage services revenues resulted from the increase in the number of customers during each quarter and the average revenue per customer per quarter. Equipment revenues varied from quarter to quarter due to fluctuations in the timing of sales of third party equipment to customers as an accommodation to facilitate their purchase of our managed storage services.

Cost of Revenues

             The sequential quarterly increases in cost of professional services revenues were primarily the result of the growth in the number of our professional services personnel in each quarter. The sequential quarterly increases in cost of managed storage services revenues were primarily attributable to the opening of S-POP data centers in each quarter. Cost of equipment revenues varied from quarter to quarter, due to fluctuations in equipment revenues.

Sales and Marketing

             The sequential quarterly increases in sales and marketing expenses were primarily the result of the growth in the number of our sales and marketing personnel in each quarter, as well as increased marketing efforts initiated during 1999.

General and Administrative

             The sequential quarterly increases in general and administrative expenses were primarily attributable to increases in administrative and management personnel and expenses necessary to support and scale our operations as well as increased information technology, facilities and recruiting costs and increased costs for outside consultants.

Product Development

             The sequential quarterly increases in product development expenses were primarily the result of increases in product development personnel as well as increases in consulting services and depreciation of equipment used to develop and further enhance the technology deployed in our GDSN.

Liquidity and Capital Resources

             Since inception, we have financed our operations primarily through private equity financing transactions totaling approximately $163 million in net proceeds through January 31, 2000. We have also financed our operations through capital lease arrangements. At January 31, 2000, we had cash and cash equivalents of $116.4 million, short-term investments of $14.6 million and working capital of $120.9 million. On February 29, 2000, we raised an additional $40 million through the sale of preferred stock.

             Our operations have required and will continue to require substantial investments in capital equipment for the expansion of our GDSN, including the purchase of hardware, software and networking equipment. Capital expenditures were $8.7 million in 1999. In addition, we incurred $21.0 million in capital lease obligations during 1999. Capital expenditures during 1999 were primarily made to purchase storage hardware and software and networking equipment for the expansion of our GDSN, computer equipment and office furniture. We funded these capital expenditures through a combination of sales of equity securities and capital lease obligations. In February 2000, we entered into an agreement with a vendor whereby we committed to purchase $50.0 million in storage hardware and software by December 31, 2000. We expect that our capital expenditures will be substantially higher in future periods in connection with the expansion of our GDSN, including the establishment of additional S-POP data centers.

             Net cash used in operating activities totaled $673,000 in 1998 and $16.0 million in 1999. Our use of cash in 1998 and 1999 was primarily attributable to the operating loss generated by our investment in the growth of our business, which included an increase in personnel from eight at the end of 1998 to 276 as of December 31, 1999, offset by non-cash charges such as depreciation and amortization and increases in accounts payable and accrued expenses.

             Net cash used in investing activities totaled $84,000 in 1998 and $43.9 million in 1999. Our cash used in investing activities in 1998 resulted primarily from the procurement of capital equipment to commence operations, including computers and equipment to be used in our first S-POP data center. Our cash used in investing activities in 1999 resulted primarily from our purchase of short-term investments as well as additional procurement of capital equipment, principally GDSN-related equipment.

              Net cash provided by financing activities totaled $9.0 million in 1998 and $51.6 million in 1999, which primarily reflects the proceeds received from private equity offerings. During 1998, we raised $9.0 million from the sale of convertible preferred stock and in 1999 we raised $51.0 million from the sale of convertible preferred stock.

             In October 1999, we entered into a capital lease agreement for the acquisition of fiber transport capacity over a 20-year term. Our minimum commitment is approximately $88.0 to $96.0 million over the term of the agreement. During 1999, we secured two equipment lease lines of credit totaling $20.0 million. At December 31, 1999, $18.6 million was available under these equipment lines of credit. The equipment lease lines of credit are available until September 2000 and are payable over 48-month periods from the initiation of each lease schedule. In addition, we acquired approximately $18.6 million of capital equipment through vendor financing arrangements in 1999. Our future minimum lease payments under capital equipment leases totaled $26.3 million at December 31, 1999.

             We entered into a number of operating leases and licenses for our S-POP data centers and field offices during 1999. At December 31, 1999, our minimum commitment for these leases and licenses totaled $28.1 million.

             We expect to experience significant growth in our operating costs for the foreseeable future in order to execute our business plan. We also expect to open new domestic and international offices and establish additional S-POP data centers in order to support the needs of our existing and anticipated customers. As a result, we estimate that these operating costs will constitute a significant use of our cash resources. In addition, we may use cash resources to fund acquisitions of complementary businesses and technologies; however, we currently have no commitments or agreements and are not involved in any negotiations regarding any of these transactions.

             We believe that the net proceeds from this offering, together with our current cash, cash equivalents, short-term investments, equipment lines of credit and vendor financing arrangements, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months. However, we may need to raise additional funds to finance more rapid expansion of our business, develop new services or acquire complementary businesses or technologies. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us, if at all.

Quantitative and Qualitative Disclosures about Market Risk

             Nearly all of our revenues to date have been denominated in United States dollars and are primarily from customers located in the United States. We have European subsidiaries located in England and Germany and intend to establish other foreign subsidiaries in the future. Revenues from international customers to date have not been significant. We incur costs for our overseas offices in the local currency of those offices for staffing, rent, telecommunications and other services. As a result, our operating results could become subject to significant fluctuations based upon changes in the exchange rates of those currencies in relation to the United States dollar. Although currency fluctuations are currently not a material risk to our operating results, we will continue to monitor our exposure to currency fluctuations and, when appropriate, use financial hedging techniques to minimize the effect of these fluctuations in the future. We do not currently utilize any derivative financial instruments or derivative commodity instruments.

             Our interest income is sensitive to changes in the general level of United States interest rates. We typically do not attempt to reduce or eliminate our market risk on our investments because substantially all of our investments are in fixed-rate, short-term securities. The fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due to the fixed-rate, short-term nature of our investment portfolio.

Year 2000 Readiness Disclosure

             Year 2000 issues are the result of many older computer systems using two digits rather than four digits to define the applicable year. This could result in systems failure or miscalculation when our systems are processing date-related data. If this were to happen, we would experience disruption of our business operations.

             Most of our current systems were developed in-house and were programmed for Year 2000 compliance or were purchased from third party vendors who represented to us that the systems were Year 2000 compliant. To date, the incremental cost incurred relating to Year 2000 issues has been minimal.

             We have not to date had any problems with either our clients or third party vendors experiencing Year 2000 issues. However, there is no guarantee that Year 2000 issues will not in the future have a material adverse effect on our business, results of operations or financial condition.

Recent Accounting Pronouncement

             In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 133, which is effective, as amended, for all quarters in fiscal years beginning after June 15, 2000, establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. As we do not currently engage in derivative or hedging activities, we do not expect the adoption of this standard to have a significant impact on our consolidated financial statements.

BUSINESS

             We are the leading data storage services provider. We are building the first global data storage network, allowing our customers to connect their computer systems, or “plug in”, to our network to store and access their data in much the same way they obtain and use electricity or telephone service. We believe that our data storage utility model provides our customers increased availability, security, functionality and control over their data, at a price they could not replicate internally. We are building and expanding a dedicated fiber optic network which connects our Storage Point of Presence, or S-POP, data centers in major metropolitan areas. Each S-POP data center is a storage facility containing disk and tape storage systems. Our metropolitan storage networks are connected to each other and to a central monitoring and control center through long distance fiber optic connections. This combination of long distance fiber networks and metropolitan storage networks creates our Global Data Storage Network, which we call our GDSN.

             Customers can access a virtually unlimited pool of data storage by connecting to our GDSN through our StoragePort access channel. StoragePort devices can be installed either at the customer’s own facility or at a web hosting facility at which we have established an S-POP data center. Our proprietary Virtual Storage Portal software permits customers to monitor and control their storage resources 24 hours per day and seven days per week through a web browser.

             Our Global Data Storage Network currently includes over 20 S-POP data centers in 11 metropolitan areas in the United States and one in London. We expect to have more than 50 S-POP data centers in operation in the United States and selected international locations by the end of 2000. The majority of our S-POP data centers are located at web hosting facilities operated by companies such as AT&T Web Hosting Services, Exodus Communications, GlobalCenter and Level 3 Communications. We are focused exclusively on storage, and more than 150 of our approximately 350 employees are storage experts who assist businesses in designing and implementing their data storage strategies. Our customers include established enterprises and Internet-based businesses that require large volumes of data storage capacity in a wide range of industries, including financial services, communications, energy and natural resources, health and education.

Industry Background

              Rapid Increase in the Volume and Importance of Stored Data.     Established enterprises as well as Internet-based businesses are creating and storing a significant amount of data. Data is a strategic asset that can create competitive advantages, and continuous access to large customer or enterprise databases is critical to selling products and managing a business. The volume of data produced and stored is growing rapidly. Forrester Research estimates that online storage for Global 2,500 companies will grow from an average of 15 terabytes in 1999 to 153 terabytes by 2003, representing a compound annual growth rate of 78.8%. Managing and accessing this volume of data is a significant challenge as one terabyte of electronically stored data is equivalent to approximately 27 million sheets of paper. This growth in online storage is being driven primarily by the:

•	need for continuous availability and redundancy of data;

•	proliferation of online commerce;

•	widespread implementation of new enterprise applications, including enterprise resource planning, sales force automation, supply chain and customer relationship management systems;

•	creation of data warehousing and data mining systems;

•	adoption of new communication media such as e-mail and Internet telephony; and

•	increasing personalization of consumer marketing and product development.

              Data Storage Solutions are Increasingly Complex and Costly.     The evolution of computing environments from single mainframes to distributed computing has led to complex operating architectures linking multiple application, file, database and communications servers to networked computers. This evolution has significantly increased the complexity of data storage, access and retrieval. Today’s data storage requirements include:

•	instantaneous access to large volumes of primary data relating to customers, employees, inventory, accounts receivable, orders, financial performance and all other aspects of business operations;

•	backup copies of essential information, with no tolerance for loss of data;

•	redundant files at different locations to avoid loss of data during a power outage, equipment failure or more serious disaster;

•	management of storage capacity to meet rapidly expanding needs in a timely and cost-effective manner; and

•	access throughout an enterprise to multiple copies of large databases of valuable data, and the simultaneous use of such data for a number of functions.

             Designing, implementing and managing storage solutions in this complex environment typically requires a business to evaluate and integrate the multiple components of the solution, which include storage devices, switches, hubs, routers, software and transmission media. These diverse components are available through multiple vendors and are difficult to integrate due to the lack of interoperability standards. The heightened complexity of storage solutions also makes it difficult for information technology personnel to fully understand and remain current on new developments in storage solutions, which often results in an incomplete evaluation and an untested decision. As a result, companies that implement and manage their own operating environment for data storage can frequently suffer from:

•	difficulty in managing the increasing complexity of data storage and use;

•	inadequate business continuity, disaster recovery and data replication plans;

•	potentially unmanageable and unpredictable information technology expenditures; and

•	shortages in storage capacity arising from unpredictable surges in volume requirements.

             The increasing complexity of designing, implementing and managing data storage solutions has led to an increase in the aggregate amount of expenditures on these solutions, even though the cost of some components of the solution have decreased. Forrester Research estimates that storage expenditures as a percent of total spending on computing systems for an average Global 2,500 firm are expected to increase from 4% in 1999 to 17% in 2003. IDC estimates that the worldwide storage market will grow from $29 billion in 1999 to $46 billion in 2003.

             The Need for Networked Storage Solutions.    To efficiently manage the rapidly increasing volume of data that is collected and stored, companies require storage flexibility and functionality that is typically unavailable through a traditional data storage configuration that links a single computer to a single storage device. New technologies and the increasing availability of fiber optic bandwidth are making possible the creation of storage area networks, or SANs, that can link multiple servers to multiple storage resources through a dedicated high-speed network. SANs enable high-speed data access and movement, more flexible configuration, improved utilization of storage capacity, centralized storage management and online storage resource deployment. New, enabling technologies that now permit the rapid transfer of data include optical networking, Fibre Channel, Gigabit Ethernet and Dense Wavelength Division Multiplexing. The creation of SANs also results in the need for new skill sets to provide the unique security and centralized management capabilities required to operate a SAN infrastructure.

              These new technologies have created the opportunity to establish a storage area network that can free businesses from the need to build and operate their own internal data storage infrastructures. By storing and accessing their data through a global storage network established and managed by a third-party provider, businesses can cost-effectively satisfy their data storage requirements and focus their resources on their core competencies. A global storage network can provide users with functionality and flexibility that they could not achieve independently and a competitive advantage over other businesses that do not have access to a global data network. We believe that there is a significant market opportunity for a company that has both the infrastructure and expertise necessary to provide a comprehensive data storage solution to data-intensive businesses.

The StorageNetworks Solution

             Through our Global Data Storage Network, we deliver a full range of managed data storage services that can be deployed more quickly, flexibly and cost-effectively than can be achieved by our customers on their own. By managing our customers’ data storage needs efficiently and securely, we allow them to concentrate on running their core businesses. We believe that our solutions provide the following key benefits to our customers:

             Trusted Storage Solutions.     Our solutions offer a high degree of reliability built around 24x7 availability with minimal scheduled down time, a dedicated network and secure facilities. We commit to deliver a customer’s storage needs through comprehensive service level agreements that guarantee that our services will meet or exceed specific performance criteria, including data and system availability, successful performance of back-ups and overall infrastructure and data security.

             In-Depth Data Storage Expertise.    We have rapidly assembled a staff of over 150 storage experts who focus exclusively on data storage technology and network implementation. Our expanding professional staff delivers storage solutions that address all aspects of our customers’ data storage requirements, including primary data solutions, storage area network design and deployment, and backup, restore and business continuity strategies. We have developed a knowledge management system to create replicable best business practices that build upon previous experiences and proven solutions.

             A More Cost-Effective Solution.    We offer customers data storage solutions that would be very difficult for them to achieve on their own, at prices that would be extremely difficult to replicate. We believe our Global Data Storage Network provides operational efficiencies and economies of scale in our purchasing power. By accessing our network, customers avoid up-front capital expenditures and financing costs, under-utilized infrastructure and the high costs of attracting and retaining storage professionals.

             Rapid Implementation of Solutions.    We offer an immediate, networked storage solution that can be implemented more quickly than the customer could accomplish internally. We develop standard solutions that can be rapidly implemented for our customers. Our relationships with hosting, hardware, software and communications vendors permit us to procure network components rapidly and enhance the capacity and capability of our network.

             Highly Flexible and Scalable Storage Options.    Our customers can choose from our range of storage services to select the type of service that best suits their particular needs. Also, customers can add additional storage capacity and services as their businesses grow or their needs change.

The StorageNetworks Strategy

             Our objective is to maintain and further extend our position as the leading data storage services provider. Key elements of our strategy to achieve this objective include the following:

             Maintain Market Leadership and Extend Brand Awareness.    We believe we have played a leading role in creating and defining the storage services provider market and plan to further extend our brand name and leadership position in this market. To promote our brand, we intend to expand our corporate marketing and advertising efforts and our joint marketing efforts with web hosting and storage industry leaders. Our goal is to equate the StorageNetworks brand with trusted enterprise data storage services.

             Continue to Expand our GDSN and Geographical Presence.    We plan to continue to invest in and expand our Global Data Storage Network. As we add new cities and countries to our network, we will increase the number of customers to whom we can provide services. This expanded network will support our customers’ increasing storage needs by allowing them to balance, replicate, share, move and store their data more efficiently than they could do on their own. Our global storage network currently includes over 20 networked S-POP data centers, and we expect to increase this number to more than 50 by the end of 2000.

             Rapidly Accumulate Storage Expertise and Build Best Practices.    To maintain our leadership position in the data storage services provider market, we plan to continue to attract and retain highly qualified storage professionals. We intend to continue to leverage the knowledge base created by these professionals to develop and apply company-wide best business practices and storage solution methodologies. We have created internal systems that allow us to continually monitor the services we are providing our customers in order to identify innovative, scalable and repeatable solutions. We believe that storage professionals are attracted to StorageNetworks because we are focused exclusively on storage solutions and technology. StorageNetworks provides storage experts with career opportunities and advancement that would not typically be available to them in other organizations.

             Expand Strategic Relationships.    We intend to continue to invest in and enhance our existing strategic relationships, as well as to pursue new strategic relationships. We have established relationships with industry leaders in the following areas to promote our brand, expand our customer base and enhance our managed storage solutions:

•
leading web hosting providers, such as AT&T Web Hosting Services, Exodus Communications, GlobalCenter and Level 3 Communications, which offer our data storage services along with other applications and services to their clients;

•
recognized storage hardware and software vendors, such as Brocade Communications, Compaq, Dell, EMC, Legato Systems, Network Appliance, Inc., Sun Microsystems, Inc. and VERITAS Software, which provide us with products that we use to create our comprehensive storage solutions;

•
Intra-city optical fiber providers, such as Metromedia Fiber Network, which provide us with access to dark fiber, which is installed fiber optic cable that does not carry a signal, allowing us to build private and secure connections to our customers and between our S-POP data centers; and

•	long-haul fiber carriers, such as Global Crossing, that link our metropolitan storage networks.

             Expand and Enhance Our Storage Service Offerings.    We plan to maintain our leadership position by expanding and enhancing our current storage service offerings. We continually assess our existing service offerings and seek to develop proprietary technology that improves our customers’ ability to access our services. Recently, we introduced a storage management tool, our Virtual Storage Portal software, that allows our customers to monitor and manage their storage utilization, availability and capacity remotely through a web browser. We believe that by offering valuable new services and continuing to improve our existing services, we will increasingly be viewed by our customers as their single trusted source of managed storage services.

             Target Customers With Greatest Need for Our Managed Storage Services.     We target businesses that generate and rely upon large and rapidly growing volumes of critical data —businesses that we believe are particularly well served by our services. When time to market is critical to a company’s success, the speed with which we make our services available is of particular value. For businesses with rapidly growing and more complex data needs, we can quickly add additional storage capacity and capability. We believe that by targeting customers with the greatest need for our services, and by continuing to successfully deploy our managed storage services to them, we will be able to further expand our customer base.

Services

             We offer a comprehensive suite of managed data storage services that is designed to provide businesses with high-performance, secure and scalable solutions to manage their critical data storage needs. We call these offerings our PACS services, which stands for Protection, Availability, Continuity, Scalability and Security of data. We also offer comprehensive professional services, advising our customers on the best design, implementation and management of their storage solutions.

PACS Managed Storage Services

             Our PACS services provide:

•	professional service expertise for the assessment, implementation and management of a customer’s storage solution;

•	scalable storage solutions that grow as a customer’s business grows;

•	continuously monitored secure data centers;

•	24x7 data availability through enhanced storage and network reliability;

•	redundancy to minimize system downtime;

•	fast and reliable connections through our secure Global Data Storage Network; and

•	tested and evaluated best-of-breed hardware and software that adapt to a customer’s current and future needs.

             Our customers purchase our PACS services through comprehensive service level agreements with typical terms of three to four years. Our service level agreements guarantee that our services will meet or exceed specific performance criteria, including data and system availability, successful performance of back-ups and overall infrastructure and data security. Customers commit to pay for a minimum usage level over the contract term. Typical contracts also include terms that permit customers to add additional managed storage capacity for additional fees over the term of the contract.

              The following diagram illustrates how our services address the needs of our customers:
[Diagram displays SafePACS, BackPACS and DataPACS/NetPACS services next to Organization Need for Zero Data Loss, Data Protection and Storage on Demand, respectively.]

             Our current managed storage service offerings are as follows:

             DataPACS Primary Data Storage Services.    Our DataPACS services provide primary hard disk-based data storage. Through this service, customers can directly access their data stored at our S-POP data centers. As our customers’ businesses grow, our DataPACS services scale to meet their needs, adding storage devices, capacity and servers to the network without disrupting access to existing stored data. Pricing for DataPACS services is based on a dollar per managed gigabyte per month basis. List prices for DataPACS services begin at $125 per managed gigabyte per month, with discounts available for volume usage.

             NetPACS Network Attached Storage Services.    Our NetPACS services provide primary hard disk-based storage for customers with multiple networked servers. Rather than being directly attached to the storage devices, the customer’s servers are connected to one or more NetPACS file servers by a separate local area network. List prices for NetPACS services begin at $125 per managed gigabyte per month, with discounts available for volume usage.

             BackPACS Data Backup and Restore Services.    Our BackPACS services make copies of customer data, usually on magnetic tape media, that are archived and remotely stored. Backup copies of data are useful to restore an application or data file that may have been inadvertently deleted by a user, or corrupted due to a software failure. Our BackPACS services free a customer’s skilled IT professionals from performing non-productive and costly backup procedures. Pricing for BackPACS services is based on a dollar per backed-up gigabyte, or BGB, basis. A BGB is a unit of storage written to tape media. Each month, a typical customer using BackPACS services consumes backed-up gigabyte quantities estimated between four and twelve times the number of DataPACS managed gigabytes used in that month. List prices for BackPACS services begin at $17 per backed-up gigabyte, with discounts available for volume usage. Customers contract for a minimum amount of BGBs per month and pay additional fees for usage beyond their minimum commitment.

              SafePACS Real-Time Data Replication Services.    Our SafePACS services protect customers from site failure, due to events such as building fires or natural disasters, which may destroy or render unusable the data center that houses their primary data. Even if a customer’s building is destroyed, our customer’s data will be protected and quickly available to resume operations. Our SafePACS services provide real-time data replication solutions, using remote site synchronous data storage technologies, for the highest level of data protection. SafePACS services are also billed on a dollar per managed gigabyte per month basis. List prices for SafePACS services begin at $190 per managed gigabyte per month, with discounts available for volume usage.

             The following table summarizes the features of our managed storage service offerings:

Service	Features

DataPACS Services	• Rapid deployment
• Ability to rapidly add capacity to meet both temporary and permanent requirements
• Point-in-time copies of data for full-size database testing of new applications

NetPACS Services	• Multiple web servers can be attached to a single file server
• Permits multiple servers to access the same data

BackPACS Services	• Scheduled full and incremental backups
• Secured vaulting for disaster recovery
• Reduces system downtime and the time required for backups
• Reduces data consolidation challenges while lowering risks of data corruption

SafePACS Services	• Remote site synchronous data replication
• Complete data loss protection and protection from data center or storage hardware failure
• Point-in-time copies of remote replicated data permit application testing and protection from data corruption
• Geographically diverse data replication infrastructure

Professional Services

             We offer a full range of professional services that can be purchased on a stand alone basis or as part of our PACS managed storage services offerings. Our experts have extensive experience in helping customers design their primary data storage solutions and optimize their existing storage infrastructure. Our professional services experts offer in-depth storage networking knowledge that can be applied directly to each customer’s storage environment, and tailored to fit each customer’s specific business requirements. We offer expertise in the following areas:

•	primary data solutions, to address basic storage needs;

•	storage area networks, to solve performance, scaling and distance issues;

•	backup and restore strategies, to prevent data loss and enable efficient data recovery; and

•	business continuity solutions, to allow businesses to operate without interruption.

             Our professional service experts implement our three-step AIM process to provide our customers with optimal storage solutions:

•
Assessment.     Our storage experts evaluate the customer’s information technology environment in connection with its business goals and make specific recommendations for improving efficiency, minimizing risks and maximizing the business benefits of the customer’s data storage infrastructure.

•	Implementation. Our storage experts conduct extensive pre-deployment testing of storage solutions and recommendations to minimize interruptions during actual deployment.

•
Management.     We provide full-service, managed data solutions through our suite of PACS service offerings, which include ongoing consultation with customers regarding their present and future storage needs.

Infrastructure

Global Data Storage Network

             Our Global Data Storage Network is a high-speed network that supports multiple communications protocols, including Fibre Channel, Gigabit Ethernet and Escon. The GDSN provides secure, fast and reliable connections between our customers and our S-POP data centers. The GDSN links our S-POP data centers together across regional boundaries for redundancy and data transfer, links our S-POP data centers to web-hosting service providers, application service providers and disaster recovery service providers, and links us and our customers to various global fiber optic networks.

Storage Points of Presence (S-POP) Data Centers

             The majority of our S-POP data centers are located in facilities operated by leading web hosting service providers. We have over 20 S-POP data centers located in Atlanta, Boston, Chicago, Dallas, Denver, Houston, Los Angeles, New York, San Francisco, Seattle, Washington, D.C., and London. A typical S-POP data center is designed with a storage capacity of over 100 terabytes of online disk storage and contains all the tools, diagnostic equipment, and available spare equipment to maintain a high availability environment.

             Our S-POP data centers feature continuous security monitoring and have redundant power with uninterruptible power supply and back-up diesel generator power, primary and secondary cooling systems, and water detection and fire suppression systems. Our S-POP data centers also have RAID (redundant array of independent disks) systems, tape storage devices and storage management software. Several layers of access control and event monitoring protect each center.

             Each S-POP data center is monitored locally by our trained storage service professionals, and is also continuously monitored from our Global Operations Center, which is located at our corporate headquarters in Waltham, Massachusetts. Remote monitoring and management is provided via our S-POP Manager control center, which is connected to the Global Operations Center over our dedicated network.

StoragePort Access Channel

             Our StoragePort access channel is a “plug in” device that allows our customers access to our storage services. These devices are located either at the customer’s own facilities or at a web hosting facility and allow our customers to access our managed storage services simply by plugging their servers into a StoragePort access channel.

Virtual Storage Portal Software

             Our Virtual Storage Portal software is a web-based, storage management tool that allows customers using our DataPACS and SafePACS services to monitor their historical and current utilization, availability and allocated storage capacity. The Virtual Storage Portal software provides these customers with the following information about their managed storage resources:

•	Availability. Reports show users the availability of services over the last week and month as well as trends in availability over time.

•
Capacity and provisioning.    Reports show changes in capacity allocation and help customers predict future storage capacity requirements. These reports allow businesses to allocate storage usage among their various departments.

•
Utilization, performance and response time.    Reports create graphical views of storage utilization over time, which allows users to perform application load balancing to redistribute usage. These features also allow users to predict future utilization requirements.

•
Security.     Secure login procedures prevent unauthorized users from viewing or controlling storage resources while audit reports identify all account activity. Accounts can be set up so that various departments within an enterprise can login and view their storage resources, without accessing those of other departments.

•	Service and change management. Customers can submit change requests directly to StorageNetworks customer service and operations groups and view the status of pending requests.

Technology and Engineering

             Our technology and engineering group designs, develops and maintains storage solutions that meet or exceed the performance guarantees set forth in our service level agreements. We investigate and test best-of-breed products from multiple vendors and integrate them into reliable solutions that can be rapidly implemented. These integrated solution configurations are collected and stored in our knowledge management system and can be easily replicated for customers with similar technology infrastructures. This group is also responsible for the expansion and continued development of the Global Data Storage Network infrastructure, maintaining its security and integrity, and for developing management tools, such as the Virtual Storage Portal software, that enhance our suite of services.

             Our technology and engineering professionals work closely with and support our professional services, marketing, sales and operations groups, keeping those groups abreast of new storage solutions that we can offer and to receive feedback on existing solutions. The technology and engineering group has established systems for incorporating best practices that can be applied by our professionals worldwide to ensure that consistent, high quality service is delivered to each customer. Members of the group also maintain regular communication with leading vendors, standards bodies and research institutions to remain current on emerging technologies, helping us influence the design, standardization and development of storage technologies and products. The technology and engineering group is comprised of 32 storage professionals, the majority of whom are located in Waltham, Massachusetts, and we are currently establishing labs in Colorado Springs, Colorado and London.

Customers

             We have established a diversified base of established enterprises and internet-based customers in a wide range of industries, including financial services, communications, energy and natural resources, health and education. The following is a partial list of our managed storage services customers:

             Merrill Lynch
              Yahoo!
              Lycos
             Vastar Resources
              AristaSoft
              Computer.com
              Allegrix
             iVion Network
              GeoNet
              eCircles.com
             Image Medical
              Techtarget.com
              eCredit.com
              Ofoto
              mValue.com
              ClickThings.com

             We have a Subcontractor Agreement with EMC under which we perform professional services for EMC customers. In 1999, under this Agreement we performed these services for over 60 customers and our revenue from these services accounted for approximately 40% of our total revenues.

Marketing

             We market our services through a marketing program that uses a variety of media and channels, including a direct sales force, channel partners/alliances and referral programs. Our marketing goal is to develop sales opportunities by increasing businesses’ awareness of the value proposition of a storage services provider and the StorageNetworks brand. We will continue to invest in building greater StorageNetworks brand recognition in the U.S. and internationally, through brand expansion and focus, public relations programs, interactions with industry analysts, trade shows, advertising, seminars, direct mail and speaking engagements.

Sales and Business Development

             We sell our services in the U.S, U.K., Germany and Australia directly though our sales force and indirectly through our strategic alliances. Our direct sales team targets large and emerging e-commerce and enterprise businesses that have mission-critical data storage needs. Our business development professionals focus on building strong relationships with our existing and prospective partners. As of January 31, 2000, we had 68 employees engaged in direct sales and 11 in business development. We believe that our sales and business development programs are critical to our success and will continue to aggressively hire additional professionals for those teams.

Strategic Alliances

             We market, sell and expand our services through alliances with key industry providers, including:

•	Hosting service providers such as AT&T Web Hosting Services, Exodus Communications, GlobalCenter and Level 3 Communications;

•	Hardware and software suppliers such as Brocade Communications, Compaq, Dell, EMC, Legato Systems, Network Appliance, Inc., Sun Microsystems, Inc., and VERITAS Software;

•	Integrators, managed service and technology providers such as Akamai and SiteSmith; and

•	Telecommunications and optical fiber services providers such as Global Crossing and Metromedia Fiber Network.

Executive Advisory Council

             Our Executive Advisory Council consists of a cross section of the storage industry’s foremost industry executives, visionaries and consultants, formed to assist us in identifying and responding to key industry trends. The Executive Advisory Council is chartered with helping our executive team shape our business in accordance with industry developments, gain high-level access to potential strategic partners and customers, and stimulate third-party validation of our services.

             Our Executive Advisory Council includes:

              Andreas Bechtolsheim, Vice President of Engineering of the Gigabit Switching Group at Cisco Systems. Mr. Bechtolsheim was a co-founder and Vice President of Technology of Sun Microsystems, Inc., where he was a chief architect of Sun’s workstation product line.

             F. Roy Carlson, Jr., Vice President of Engineering at Maxtor Network Systems Group. Mr. Carlson previously served as Chief Executive Officer of Advanced Computing Systems Company and was also a Professor of Computer Science at the University of Southern California, where he also served as Director of the Engineering Computer Laboratory, Chairman of the Computer Science Department, and Executive Director and Associate Dean of the School of Engineering.

              Richard Lary, Senior Storage Architect, Compaq StorageWorks. Mr. Lary holds numerous patents in the storage industry.

              Barry X Lynn, President and Chief Executive Officer of Be eXceL, Inc. Mr. Lynn is a director of MERANT PLC, a director of Integrated Data Systems Corporation, and a principal of Where Eagles Soar, Inc. Previously, Mr. Lynn was Executive Vice President/Chief Information Officer of Wells Fargo and Company and founder and President of Wells Fargo Securities, Inc.

             Fred Moore, founder and President of Horison Information Strategies. Mr. Moore was a founding partner of IN– fusion and was Editor-in-Chief of Storage Management Solutions for West World Productions. Previously Mr. Moore worked for Storage Technology as the first Systems Engineer and then as Corporate Vice President of Strategic Marketing.

              Michael Peterson, President and Senior Analyst of Strategic Research Corporation and founder of the Storage Networking Industry Association.

              Janpieter Scheerder, President of Sun Microsystems Network Storage Division with over 20 years of experience in data storage.

              Martin Schoffstall, co-founder and Chief Executive Officer of Conducent. Previously Mr. Schoffstall was Chief Technology Officer and co-founder of PSINet. He is also a founding director of Go2Net and a director of Ascend Communications.

             Rich Seifert, President of Networks & Communications Consulting and one of the original designers of Ethernet. Mr. Seifert was a founder and director of Mysticom, Ltd. and was previously responsible for hardware technology at Industrial Networks, Inc.

Competition

             The data storage market is highly competitive. While there are substantial financial barriers to entry in the storage services provider market, we expect that we will continue to face competition from traditional storage alternatives and will face additional competition from new market entrants. We believe that the principal competitive factors affecting the market include:

•	brand recognition;

•	quality and variety of services offered;

•	engineering and technical expertise and development of proprietary software;

•	security, reliability, ease of use and rapid deployment of services;

•	alliances with industry partners;

•	ability to attract and retain skilled professionals;

•	quality of customer service and support;

•	financial resources; and

•	price.

             Our current and potential competitors include:

•	storage hardware, software and service vendors such as Compaq, EMC, Hewlett-Packard, Legato Systems, StorageTek, Sun Microsystems, Inc. and VERITAS Software;

•	telecommunications companies such as AT&T and local and regional providers;

•	web hosting and internet service providers such as AT&T Web Hosting Services, Exodus Communications and GlobalCenter;

•	application service providers such as USinternetworking and Interliant; and

•	new entrants to the storage services provider market.

             In addition to new market entrants, we also face competition from existing storage equipment vendors. Many of these vendors have significantly greater financial resources, larger development, sales and marketing staffs, longer operating histories, greater name-recognition, larger client bases and more established relationships in the data storage industry. As a result, these competitors may be able to rapidly establish or expand data storage service offerings and related infrastructure more quickly, adapt to new technologies and customer requirements faster, take advantage of acquisition and other opportunities more readily, and adopt more aggressive pricing policies than we may be able to.

Intellectual Property

             We rely on a combination of trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our services. These legal protections afford only limited protection. We have no patents and have not filed any patent applications with the United States Patent and Trademark office with respect to our services. We seek to limit disclosure of our intellectual property by requiring employees, consultants, and partners with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our proprietary information. Due to rapid technological change, we believe that factors such as the expertise and technological and creative skills of our personnel, new services and enhancements to our existing services are more important to establishing and maintaining an industry and technology leadership position than the various available legal protections.

             Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar information or technology. Any failure by us to adequately protect our intellectual property could have a material adverse effect on our business, operating results and financial condition.

Employees

             As of January 31, 2000, we had a total of 342 full-time employees. We expect to hire substantial numbers of new employees through 2000 and the foreseeable future.

             Our future success will depend on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not represented by any collective bargaining representative. We believe our relations with our employees are good.

Facilities

             Our headquarters are currently located in approximately 33,000 square feet of leased office space located in Waltham, Massachusetts. The lease for this space terminates on January 14, 2005.

             We have numerous operating leases and licenses for our S-POP data centers and field sales offices.

Legal Proceedings

             We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

             The following table sets forth our executives officers and directors, their ages and their positions with StorageNetworks as of February 29, 2000.

Name	Age	Position
Peter W. Bell	35	Chairman of the Board, Chief Executive Officer, President and Director
William D. Miller	39	Executive Vice President, Chief Technical Officer and Director
Paul C. Flanagan	35	Senior Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Secretary
Jeffrey W. Murphy	43	Senior Vice President of Sales Operations
John C. Clavin	37	Senior Vice President of Marketing and Corporate Development
Barry L. Kallander	42	Senior Vice President of Global Services
Michael G. Tardif	40	Senior Vice President of Technology and Engineering
Randall A. Blumenthal	31	Director
Thomas J. Casey	48	Director
Robert E. Davoli	51	Director
Harold R. Dixon	36	Director
Stephen J. Gaal	55	Director
Michael D. Lambert	53	Director
Roger M. Marino	61	Director
William T. Schleyer	48	Director

              Peter W. Bell co-founded StorageNetworks and has served as our Chief Executive Officer and President since October, 1998 and as our Chairman of the Board since January, 2000. From July, 1997 to July, 1998, Mr. Bell served as the Vice President of Worldwide Sales at Andataco, Inc., an integrator of storage technology products. From July, 1996 to July, 1997, Mr. Bell served as the Executive Vice President of Sales, Services and Marketing at NetXchange, a provider of internet telephony software. Between November, 1986 and June, 1996, Mr. Bell held a variety of management positions in marketing, operations and sales at EMC Corporation, including Director of Sales, Open Storage Group.

              William D. Miller co-founded StorageNetworks and has served as our Executive Vice President and Chief Technical Officer and as a member of our board of directors since October 1998. From 1994 to 1998, Mr. Miller managed strategic accounts for Andataco, Inc., an integrator of storage technology products.

             Paul C. Flanagan has served as our Senior Vice President of Finance and Administration, and Chief Financial Officer since March, 1999. From May, 1997 to February, 1999, Mr. Flanagan served as Vice President of Finance for Lasertron, Inc., a manufacturer of fiber optic components for telecommunications. From December, 1995 to May, 1997, Mr. Flanagan served as Vice President of Finance and Administration for Vitol Gas and Electric, LLC, an energy commodity trading company. From September, 1986 to December, 1995, Mr. Flanagan was employed by Ernst & Young LLP.

              Jeffrey W. Murphy has served as our Senior Vice President of Sales Operations since September 1999. From February, 1994 to September, 1999, Mr. Murphy held a variety of positions at SAP America Inc., including Senior Vice President and General Manager for the Services Sector of SAP North America, Vice President East and Director of Sales.

             John C. Clavin has served as our Senior Vice President of Marketing and Corporate Development since August, 1999. From 1994 to 1999, Mr. Clavin served as the Vice President of Client Services at The Boston Company Asset Management, LLC. From 1984 to 1988 and from 1991 to 1994, Mr. Clavin held senior level positions at EMC Corporation.

              Barry L. Kallander has served as our Senior Vice President of Global Services, since September, 1999. From January, 1997 to September, 1999, Mr. Kallander served as Vice President and General Manager of Litton Enterprise Solutions, Inc., where he was responsible for their technology-based solutions, including ERP, Y2K, outsourcing and electronic commerce. From 1995 to December, 1996, Mr. Kallander held various positions, including Vice President and General Manager at PRC Engineering Systems, Inc., a provider of technology-based solutions to utility clients.

              Michael G. Tardif joined StorageNetworks as our Senior Vice President of Engineering and Strategy in January, 2000. From March, 1995 to January, 2000, Mr. Tardif served as Vice President of Information Technology Infrastructure at The Goldman Sachs Groups, Inc. From January, 1989 to March, 1995, Mr. Tardif served as President and Chief Technology Officer at Xtensible Technologies Corporation, a software systems integration and engineering firm specializing in development and deployment of systems applications.

              Randall A. Blumenthal has served as a director of StorageNetworks since July, 1999. Mr. Blumenthal is a Managing Director at Goldman, Sachs & Co. where he focuses on Internet, software and technology services investing. Mr. Blumenthal served as a Vice President at Goldman, Sachs & Co. from 1996 to 1999 and as an Associate from 1992 to 1996.

              Thomas J. Casey has served as a director of StorageNetworks since January, 2000. Since 1998, Mr. Casey has served as Vice Chairman and Managing Director of Global Crossing, Managing Director of Global Crossing Ltd. and President of Pacific Capital Group. From 1995 to 1998, Mr. Casey held the positions of Managing Director and co-manager of the Global Communications Group at Merrill Lynch. Prior to his association with Merrill Lynch, Mr. Casey was a Partner and co-manager of the telecommunications and media group of the law firm of Skadden, Arps, Slate, Meagher and Flom. Mr. Casey is a member of the board of directors of Global Crossing Ltd. and Value America Inc.

              Robert E. Davoli has served as a director of StorageNetworks since December, 1998, and as a member of the Compensation Committee since August, 1999. Mr. Davoli has been a general partner of Sigma Partners, a venture capital firm, since 1995. Prior to his association with Sigma Partners, he was President and Chief Executive Officer of Epoch Systems, a vendor of client-server data management software products. Mr. Davoli serves on the board of directors of Vignette Corporation and Internet Security Systems, Inc.

              Harold R. Dixon has served as a director of StorageNetworks since October, 1998 and as a member of the Compensation Committee since August, 1999. From 1986 to January, 2000, Mr. Dixon held various positions at EMC Corporation, most recently serving as Senior Vice President, Global Sales and Services. While at EMC, Mr. Dixon also served as Vice President of Sales, Americas, and Vice President and Sales Manager, Canada.

              Stephen J. Gaal has served as a director of StorageNetworks since October, 1998. Mr. Gaal is the founder and Managing Director of Gaal & Company, Inc., which provides advisory services to emerging technology companies in the areas of business and financing strategy and planning. Between 1987 and 1996, Mr. Gaal held the positions of Principal, Partner, and Managing Director of TA Associates, a venture capital and private equity firm. Mr. Gaal also serves on the board of directors of Versant Corporation and Workgroup Technology Corporation.

              Michael D. Lambert has served as a director of StorageNetworks since January, 2000. Mr. Lambert is Senior Vice President of the Enterprise Systems Group of Dell Computer Corporation. In this position, his responsibilities include the development and delivery of Internet-related consulting and hosting services, and the oversight of engineering, product marketing and manufacturing of servers, storage and related products. From 1993 to 1996, Mr. Lambert held the position of Vice President of Sales and Marketing, North America, for Compaq Computers Corporation.

              Roger M. Marino has served as a director of StorageNetworks since December, 1998, and as a member of the Compensation Committee since August, 1999. From May, 1997 to September, 1999, Mr. Marino held the positions of General Manager and owner of the Pittsburgh Penguins, a National Hockey League team. Mr. Marino was a founder and former president of EMC Corporation.

              William T. Schleyer has served as a director of StorageNetworks since March, 1999. Mr. Schleyer is a Principal in Broadband Ventures Group, LLC, a venture capital company that invests in the broadband and Internet industries. In 1997, he served as President and Chief Operating Officer of MediaOne, the broadband services division of U.S. West Media Group. From 1994 to 1996, Mr. Schleyer was President and Chief Operating Officer of Continental Cablevision, Inc. Mr. Schleyer serves on the board of directors of CableLabs, Inc., Wink Communications, Inc., Rogers Communications, Inc., ANTEC and Darwin Partners.

Election of Executive Officers and Directors

             Each executive officer is elected by, and serves at the discretion of, the board of directors. All directors are elected at the annual meeting or at any special meeting of the stockholders and hold office until their successors are duly elected and qualified. Following this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Messrs.              ,               and               will serve in the class whose term expires at the annual meeting of stockholders in 2001; Messrs.              ,               and               will serve in the class whose term expires at the annual meeting of stockholders in 2002; and Messrs.              ,              ,               and               will serve in the class whose term expires at the annual meeting of stockholders in 2003. Upon the expiration of the term of a class of directors, directors in such class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires.

Compensation of Directors

             We reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. On January 26, 2000, each non-employee director received a fully-vested option to purchase 25,000 shares of our common stock at an exercise price of $8.00 per share. Shares issuable upon exercise of such options are subject to a repurchase right for two years from the date of grant.

Compensation Committee Interlocks and Insider Participation

             The board of directors has established a Compensation Committee and an Audit Committee. In 1999, our Compensation Committee consisted of Messrs. Davoli, Dixon and Marino. No interlocking relationship exists between any member of our board of directors or our Compensation Committee and any member of the board of directors or Compensation Committee of any other company, and no such interlocking relationship has existed in the past. The Compensation Committee reviews executive salaries, administers bonuses, incentive compensation and stock plans, and approves the salaries and other benefits of our executive officers. In addition, the Compensation Committee consults with our management regarding our benefit plans and compensation policies and practices. There are no family relationships among any of our directors and executive officers.

Audit Committee

             The Audit Committee, which consists of Messrs.               and              , reviews the professional services provided by our independent auditors, the independence of such auditors from our management, our annual financial statements and our system of internal accounting controls. The Audit Committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

Executive Compensation

             The table below sets forth, for the fiscal year ended December 31, 1999, the compensation earned by:

•	our Chief Executive Officer, President and Chairman of the Board; and

•	the four other most highly compensated executive officers who received annual compensation in excess of $100,000.

             We refer to these officers collectively as our Named Executive Officers.

             In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table below does not include medical, group life or other benefits which are available to all of our salaried employees, and perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person’s salary and bonus shown in the table. In the table below, columns required by the regulations of the Securities and Exchange Commission have been omitted where no information was required to be disclosed under those columns.

Summary Compensation Table

	Annual Compensation			Long-term Compensation Awards
	Salary		Bonus	Shares of Common Stock Underlying Options
Peter W. Bell Chief Executive Officer, President and Chairman of the Board	$175,000		—	—
William D. Miller Executive Vice President and Chief Technical Officer	175,000		—	—
Paul C. Flanagan Senior Vice President and Chief Financial Officer	114,231	(1)	$80,000	700,000
Jeffrey W. Murphy Senior Vice President, Sales Operations	63,718	(2)	90,000	700,000
John C. Clavin Senior Vice President of Marketing and Corporate Development	66,667	(3)	52,500	500,000

(1)	Mr. Flanagan joined StorageNetworks as Senior Vice President and Chief Financial Officer in March, 1999.
(2)	Mr. Murphy joined StorageNetworks as Senior Vice President, Sales Operations in September, 1999.
(3)	Mr. Clavin joined StorageNetworks as Senior Vice President of Marketing and Corporate Development in August, 1999.

Stock Options

             The following table contains information concerning the grant of options to purchase shares of our common stock to each of the Named Executive Officers during the fiscal year ended December 31, 1999. These options were granted under our Amended and Restated 1998 Stock Incentive Plan. Options granted under the 1998 Plan to employees vest over a four-year period with 25% vesting at the first anniversary date of the vesting start date and the remaining shares vesting in quarterly installments over the next three years. The options granted to the Named Executive Officers also provide for acceleration of vesting upon the occurrence of certain events, as described under “Agreements with Executive Officers.” Percentages are based on options to purchase an aggregate of 9,664,000 shares granted in 1999. All options were granted at fair market value as determined by the board of directors on the date of grant.

             Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are based on the exercise price of the options and are provided in accordance with the rules of the Commission. They do not represent our estimate or projection of the future common stock price.

Option Grants in Last Fiscal Year

	Number of Securities Underlying Options Granted	Percent of Total Options Granted To Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term
					5%	10%
Peter W. Bell	—	—	—	—	—	—
William D. Miller	—	—	—	—	—	—
Paul C. Flanagan	500,000	5.2%	$.05	04/28/09	$ 15,722	$ 39,844
	200,000	2.0	.50	11/04/09	62,889	159,374
Jeffrey W. Murphy	700,000	7.2	.25	09/15/09	110,057	278,905
John C. Clavin	500,000	5.2	.25	08/04/09	78,612	199,218

Fiscal Year-End Option Values

             The following table sets forth information for each of the Named Executive Officers with respect to the value of options outstanding as of December 31, 1999. The value of unexercised in-the-money options represents the positive spread between the exercise price of the stock options and the deemed fair market value of our common stock as of December 31, 1999, which our board of directors determined was $3.00 per share.

Aggregated Year-End Option Table

	Number of Securities Underlying Unexercised Options at December 31, 1999		Value of Unexercised In-The-Money Options at December 31, 1999
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Peter W. Bell	0	0	0	0
William D. Miller	0	0	0	0
Paul C. Flanagan	0	700,000	0	$1,975,000
Jeffrey W. Murphy	0	700,000	0	1,925,000
John C. Clavin	0	500,000	0	1,375,000

Agreements with Executive Officers

             In March, 1999 we entered into an Employment Agreement with Paul C. Flanagan to serve as our Chief Financial Officer. The Employment Agreement provides for an annual base salary of $150,000 and bonus compensation targeted at $45,000 per year if we achieve certain annual operating plan targets. If Mr. Flanagan ’s employment is terminated without cause within one year subsequent to a change in control, he will continue to receive his base salary as a severance payment until the earlier of 180 days after termination of employment or his commencement of employment with another party. He will also receive a lump sum payment of the portion of his expected annual bonus, prorated for the portion of the calendar year he was employed prior to termination.

             In July, 1999 we entered into an Employment Agreement and Severance Agreement with John C. Clavin to serve as Senior Vice President of Marketing and Business Development. The Employment Agreement provides for an annual base salary of $160,000 and bonus compensation of up to $90,000 per year if we and Mr. Clavin achieve certain objectives. The base salary after the first year cannot be reduced below $160,000 without Mr. Clavin’s written agreement. The Severance Agreement provides that if Mr. Clavin’s employment is terminated prior to July 9, 2003 without cause or if Mr. Clavin terminates his employment for good reason, Mr. Clavin will receive severance payments and partial acceleration of vesting of his stock option for the purchase of 500,000 shares of common stock. The severance payment will be 12 months’ salary if he is terminated during the first year, nine months’ salary if during the second year, six months’ salary if during the third year and three months’ salary if during the fourth year, and the option vesting will decline from 10% of any unvested portion to 2.5%. The amount of severance and accelerated vesting for years two through four may be increased to 12 months’ salary and 10% vesting if there has been a significant change in our management at the time of such termination.

             We have a Severance Agreement with Jeffrey W. Murphy, Senior Vice President of Sales, which provides for severance payments equal to six months’ salary continuation if his employment is terminated without cause prior to the first anniversary of his employment. Such payments would cease upon Mr. Murphy’s obtaining new employment or providing consulting services on a full-time basis. In addition, the vesting of Mr. Murphy’s stock option for the purchase of 700,000 shares of common stock would accelerate as to 150,000 shares.

             The stock options for the purchase of 700,000 shares of common stock held by Mr. Flanagan and for 500,000 shares of common stock held by Mr. Clavin become exercisable over a four-year period from the date of grant; but upon a merger, consolidation or sale of substantially all of our assets, any then unvested portion of such options becomes immediately exercisable. In addition, the stock option agreement with Mr. Flanagan covering options for 500,000 shares of common stock provides that if Mr. Flanagan is terminated without cause prior to full vesting and there has been a significant change in our management at the time of such termination, any then unvested portion of such options becomes immediately exercisable.

             The stock options for the purchase of 700,000 shares of common stock held by Mr. Murphy and for 540,000 shares of common stock held by Michael G. Tardif, Senior Vice President of Technology and Engineering, become exercisable over a four-year period from the date of grant; but if, within 12 months of a merger, consolidation or sale of substantially all of our assets such officer ’s employment is terminated without cause or such officer terminates his employment for good reason (defined to include a reduction in responsibilities, salary, bonus or benefits, or, in the case of Mr. Murphy, a relocation), such options immediately become exercisable as if such officer had continued to be employed for an additional two years following such termination. In addition, the stock option agreement with Mr. Tardif provides that if he is terminated without cause or if he terminates his employment for good reason prior to January 12, 2001, his option shall become exercisable as to 25% of the shares as of the date of such termination.

Benefit Plans

              Amended and Restated 1998 Stock Incentive Plan.     The Amended and Restated 1998 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in November 1998. Up to 10,920,000 shares of common stock are issuable under the 1998 plan. The 1998 plan provides for the grant of incentive stock options, nonstatutory options, restricted stock awards and other stock-based awards. Our employees, consultants, advisors, directors and officers are eligible to receive awards under the 1998 plan. Under present law, only employees are eligible to receive incentive stock options. As of February 29, 2000, options to purchase an aggregate of 9,530,200 shares of common stock were outstanding under the 1998 plan. No restricted stock has been granted under the plan.

             The 1998 plan is administered by the board of directors. The board of directors with the assistance of management selects the recipients of awards and determines the:

•	number of shares of common stock covered by options and the dates upon which such options become exercisable;

•	exercise price of options;

•	duration of options; and

•
number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such award, including the conditions for repurchase, issue, price and repurchase price.

             In the event of a merger or other acquisition event, our board of directors is authorized to provide for outstanding awards to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors may provide that all unexercised options will become exercisable in full prior to the completion of the event and terminate upon completion of the event.

             2000 Stock Plan.    Our 2000 Stock Plan was adopted by our board of directors in                   2000 and approved by our stockholders in              , 2000.                   shares of common stock are reserved for issuance under the 2000 Stock Plan. In addition, there will be an annual increase of shares available for awards under the 2000 plan beginning on January 1, 2001 of the lesser of:

•	shares;

•	5% of the outstanding shares on the date of the increase; or

•	a lesser amount determined by the board.

             The 2000 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, non-qualified stock options, restricted stock awards and other stock-based awards.

             Our officers, employees, directors, consultants and advisors and those of our subsidiaries are eligible to receive awards under the 2000 plan. Under present law, however, incentive stock options may only be granted to employees. No participant may receive any award for more than               shares in any calendar year.

             Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. We may grant options at an exercise price less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the company. The 2000 plan permits our board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a “cashless exercise” through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payment.

             Our board of directors administers the 2000 plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the 2000 plan to one or more of our executive officers. Our board of directors may authorize the compensation committee or another committee appointed by the board to administer the 2000 plan, including the granting of options to our executive officers. Subject to any applicable limitations contained in the 2000 plan, our board of directors, our compensation committee or any other committee or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines the:

•	number of shares of common stock covered by options and the dates upon which such options become exercisable;

•	exercise price of options;

•	duration of options; and

•
number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

             No award may be granted under the 2000 plan after the tenth anniversary of the effective date, but the vesting and effectiveness of awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 2000 plan, except that no award granted after an amendment of the 2000 plan and designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent such amendment was required to grant such award, unless and until such amendment is approved by our stockholders.

             2000 Non-Employee Director Option Plan.    Our 2000 Non-Employee Director Option Plan was adopted by our board of directors in                  , 2000 and received stockholder approval in                   , 2000. This option plan authorizes the issuance of up to a total of                   shares of our common stock to participating directors who are not also employees or officers of StorageNetworks. On January 1 of each year, commencing with January 1, 2001, the aggregate number of shares available for the grant of options under the plan is automatically increased by the number of shares necessary to cause the total number of shares then available for grant to be                   .

             Each director who is not also an employee or officer shall be automatically granted an option to purchase                   shares of common stock on the latest to occur of:

•	the date of the person is first elected to the board or

•	, 2000.

             In addition, each non-employee director will be automatically granted an option to purchase                   shares immediately following each annual meeting of stockholders. The option exercise price per share for all options granted under the option plan will be equal to the fair market value of our common stock on the date of grant. Under the plan, options are fully exercisable on the date of grant. Stock issued upon exercise of options is subject to repurchase by the Company prior to completion of the applicable vesting period. The term of each option is 10 years from the date of grant. Our board of directors has discretion to establish the terms of options granted under the plan. No options to purchase shares have been granted to date under the director plan.

CERTAIN TRANSACTIONS

Preferred Stock Issuances

             Series A Preferred Stock.    In December, 1998 and January, 1999, we sold an aggregate of 5,000,000 shares of Series A convertible preferred stock at a price of $2.00 per share. In this private placement, we sold 2,500,000 shares to Roger M. Marino, 1,000,000 shares to an affiliate of Greylock Capital, 1,000,000 shares to entities affiliated with Sigma Partners and the remaining 500,000 shares to eleven individuals. Upon the closing of this offering, each share of Series A convertible preferred stock will automatically convert into four shares of common stock.

             Series B Preferred Stock.    In July, 1999, we issued 10,162,596 shares of Series B convertible preferred stock at a price of $4.92 a share. In this private placement, among sales to other investors including affiliates of Greylock Capital and Sigma Partners, we sold 5,081,298 shares to entities affiliated with Goldman, Sachs & Co., 2,032,520 shares to PH Ventures II, LLC, 203,252 shares to William T. Schleyer and 42,682 shares to certain members of Peter W. Bell’s immediate family. Upon the closing of this offering, each share of Series B convertible preferred stock will automatically convert into two shares of common stock.

             Series C Preferred Stock.    In January, 2000, we sold an aggregate of 6,012,843 shares of Series C convertible preferred stock at a price of $17.13 per share. In this private placement, among sales to other individual investors, we sold 2,626,970 shares to GC Dev. Co., Inc., and 2,626,970 shares to Dell USA L.P. Upon the closing of this offering, each share of Series C convertible preferred stock will automatically convert into two shares of common stock.

             Series D Preferred Stock.    In February, 2000 we sold an aggregate of 1,758,240 shares of Series D convertible preferred stock at a price of $22.75 per share to certain institutional investors. Upon the closing of this offering, each share of Series D convertible preferred stock will convert into one share of common stock.

              Stockholder Agreement.    In connection with our sales of Series A, B, C and D convertible preferred stock, we entered into a stockholder rights agreement pursuant to which holders of Series A, B, C and D convertible preferred stock are entitled to registration rights with respect to their preferred and common shares.

             Our current eight non-employee directors were designated by the holders of our preferred and common stock. Of these eight directors, Robert E. Davoli, is affiliated with Sigma Partners, Randall A. Blumenthal is affiliated with Goldman, Sachs & Co., Thomas J. Casey is affiliated with GC Dev. Co., Inc., and Michael D. Lambert is affiliated with Dell USA, L.P.

Common Stock Issuances

             In October, 1998, we sold an aggregate of 6,100,0000 shares of common stock at a price of $.0125 per share. As adjusted for subsequent stock splits, in this private placement we sold an aggregate of 24,400,000 shares as follows: 8,000,000 shares to Peter W. Bell, 8,000,000 shares to William D. Miller, 8,000,000 shares to Harold R. Dixon and 400,000 shares to Stephen J. Gaal.

Other Transactions

             In October, 1999, we entered into a joint marketing and services agreement with Global Crossing Ltd., an affiliate of one of our stockholders, GC Dev. Co., Inc. Under the terms of this agreement, we have agreed with Global Crossing Ltd. to jointly develop, market, and provide data storage services to Global Crossing customers.

              In January, 2000, we entered into a fiber network and colocation services agreement with Global Crossing USA Inc., an affiliate of one of our stockholders, GC Dev. Co., Inc., in which we have agreed, in certain circumstances, to use long-haul fiber and related services and colocation facilities provided by Global Crossing USA Inc.

             In June, 1999, we entered into a master lease agreement with Dell Financial Services L.P., an affiliate of one of our stockholders, Dell USA L.P., under which we may lease certain equipment from Dell Financial Services L.P. To date, we have not leased any equipment pursuant to this master lease agreement. During 1999 we purchased approximately $1 million of computers and related equipment from Dell Computer Corp., an affiliate of Dell USA L.P.

             All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors on the board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

             The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 29, 2000, by:

•	each person we know to own beneficially more than 5% of our common stock;

•	each of our directors and the Named Executive Officers; and

•	all of our directors and executive officers as a group.

             The number of shares of common stock deemed outstanding prior to this offering includes 78,915,118 shares of common stock outstanding as of February 29, 2000, after giving effect to the conversion of all shares of redeemable convertible preferred stock into common stock. The number of shares of common stock deemed outstanding after this offering also includes the               shares that are being offered for sale by us in the offering. Beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to shares. Shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days of February 29, 2000 are considered outstanding for the purposes of computing the percentage ownership of the person holding such option but are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o StorageNetworks, Inc., 100 Fifth Avenue, Waltham, Massachusetts 02451.

		Percentage of Common Stock Outstanding
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
Entities affiliated with The Goldman Sachs Group, Inc. (1)	11,465,888	14.53%
2765 Sand Hill Road
Menlo Park, CA 94025
Roger M. Marino (2)	11,307,444	14.33
Harold R. Dixon (3)	8,025,000	10.17
Greylock IX Limited Partnership	6,420,900	8.14
One Federal Street Boston, MA 02110
Entities affiliated with Sigma Partners (4)	6,420,900	8.14
20 Custom House Street Suite 830 Boston, MA 02110
Peter W. Bell (5)	5,664,914	7.18
William D. Miller (6)	5,664,914	7.18
GC Dev. Co., Inc. (7)	5,253,940	6.66
1209 Orange Street
Wilmington, DE 19801
Dell USA L.P. (8)	5,253,940	6.66
c/o Dell Computer Corporation
One Dell Way
Round Rock, TX 78687
Entities affiliated with PH Ventures II, LLC (9)	4,586,358	5.81
The Pilot House
Lewis Wharf
Boston, MA 02110
Randall Blumenthal (1)(10)	11,490,888	14.56
c/o Goldman, Sachs & Co. 2765 Sand Hill Road
Menlo Park, CA 94025
Robert E. Davoli (4)	6,445,900	8.17
c/o Sigma Partners
20 Custom House Street
Suite 830
Boston, MA 02110
Thomas J. Casey (7)(10)	5,278,940	6.69
360 N. Crescent Drive
Beverly Hills, CA 90210
Michael D. Lambert (8)(10)	5,278,940	6.69
c/o Dell Computer Corporation
One Dell Way
Round Rock, TX 78687
William T. Schleyer (11)	483,636	*
Stephen J. Gaal	476,298	*
Paul C. Flanagan (12)	125,000	*
John C. Clavin	—	*
Barry L. Kallander	—	*
Jeffrey W. Murphy	—	*
Michael G. Tardif	—	*
All executive officers and directors as a group (15 persons) (13)	60,241,874	76.12

*	Less than 1% of the outstanding common stock

(1)
Goldman, Sachs & Co. (“GS ”) is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“GSG”). GSG and GS may be deemed to own beneficially and indirectly in the aggregate 11,465,888 shares held by certain investment partnerships (the “Limited Partnerships”) of which affiliates of GS and GSG are the general partner, managing general partner or managing partner. GS is the investment manager of one or more of the Limited Partnerships. Mr. Blumenthal is a Managing Director of GS. Mr. Blumenthal, GS and GSG each disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

(2)
Includes 1,579,542 shares held by Grampek Limited Partnership, of which Mr. Marino is general partner. Mr. Marino disclaims beneficial ownership with respect to such shares, except to the extent of his pecuniary interest therein, if any.

(3)	Includes 25,000 shares subject to an option exercisable as of January 26, 2000. Also includes 7,500,000 shares held by the Dixon Family Limited Partnership, of which Mr. Dixon is general partner.
(4)
Includes 4,261,042 shares held by Sigma Partners, IV, L.P., 1,281,884 shares held by Sigma Associates IV, L.P., 148,130 shares held by Sigma Investors IV, L.P., 576,578 shares held by Sigma Partners V, L.P., 133,950 shares held by Sigma Associates V, L.P., and 19,316 shares held by Sigma Investors V, L.P. Mr. Davoli is a partner of Sigma Partners, an affiliated entity of these limited partnerships. Mr. Davoli disclaims beneficial ownership with respect to such shares, except to the extent of his pecuniary interest therein, if any.

(5)
All such shares are held by the PWB Limited Partnership, of which Mr. Bell is general partner. Mr. Bell disclaims beneficial ownership with respect to such shares, except to the extent of his pecuniary interest therein, if any.

(6)
Includes 2,443,276 shares held by MAWAM LLP, of which Mr. Miller is general partner. Mr. Miller disclaims beneficial ownership with respect to such shares, except to the extent of his pecuniary interest therein, if any.

(7)
Includes 5,253,940 shares held by G.C. Dev. Co., Inc. Mr. Casey is the Vice Chairman and Managing Director of Global Crossing Telecommunications Ltd., an affiliate of G.C. Dev. Co., Inc. Mr. Casey disclaims beneficial ownership with respect to such shares, except to the extent of his pecuniary interest therein, if any.

(8)
Includes 5,253,940 shares held by Dell U.S.A. L.P. Mr. Lambert is Senior Vice President of the Enterprise Systems Group of Dell Computer Corporation, an affiliate of Dell U.S.A. L.P. Mr. Lambert disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.

(9)	Includes 521,318 shares held by PH Ventures VIII, LLC, an affiliated entity.
(10)	Includes 25,000 shares subject to an option exercisable as of January 26, 2000.
(11)
Includes 30,000 shares held by The Grey Dog Trust, with which Mr. Schleyer is affiliated. Mr. Schleyer disclaims beneficial ownership with respect to such shares, except to the extent of his pecuniary interest therein, if any.

(12)	Includes 125,000 shares subject to an option exercisable within 60 days of February 29, 2000.
(13)	Includes 225,000 shares subject to vested options or options exercisable within 60 days of February 29, 2000.

DESCRIPTION OF CAPITAL STOCK

             After this offering, the authorized capital stock of StorageNetworks will consist of              shares of common stock, $.01 par value per share, and               shares of preferred stock, $.01 par value per share. As of February 29, 2000, there were outstanding:

•	shares of common stock held by stockholders of record, assuming the conversion into common stock of all outstanding shares of convertible preferred stock,

•	warrants to purchase shares of convertible preferred stock which convert into warrants to purchase 1,070,164 shares of common stock, and

•	options to purchase an aggregate of 9,530,200 shares of common stock.

             Based upon the number of shares outstanding as of that date, and giving effect to the issuance of the shares of common stock offered by StorageNetworks in this offering, there will be               shares of common stock outstanding upon the closing of this offering.

             The following summary of provisions of our securities, various provisions of our amended and restated certificate of incorporation and our amended and restated by-laws and provisions of applicable law is not intended to be complete and is qualified by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated by-laws included as exhibits to the Registration Statement of which this prospectus is a part. See “Where You Can Find More Information. ”

Common Stock

             Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of StorageNetworks, the holders of common stock are entitled to receive ratably the net assets of StorageNetworks available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which StorageNetworks may designate and issue in the future. Certain holders of common stock have the right to require StorageNetworks to register their shares of common stock under the Securities Act in certain circumstances. See “Shares Eligible for Future Sale.”

Preferred Stock

             Under the terms of our amended and restated certificate of incorporation to be filed as of the closing of this offering, the board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

             The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote or specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the outstanding voting stock of StorageNetworks. StorageNetworks has no present plans to issue any shares of preferred stock.

Warrants and Stock Options

             Upon the closing of the offering, there will be warrants outstanding to purchase 1,070,164 shares of common stock at a weighted-average per share exercise price of $17.82. As of February 29, 2000, 9,530,200 shares were issuable pursuant to stock option grants under our 1998 Stock Incentive Plan, at a weighted-average per share exercise price of $1.24.

Delaware Law and Certain Charter and By-Law Provisions; Anti-Takeover Effects

              StorageNetworks is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

             Our certificate of incorporation and our by-laws to be effective on the closing of this offering divide our board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms, and provide that:

•	directors may be removed only for cause by the affirmative vote of the holders of at least 66 [2] /3% of the shares of our capital stock entitled to vote; and

•	any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

This classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, StorageNetworks.

             Our certificate of incorporation and our by-laws also provide that:

•
any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

•	special meetings of the stockholders may only be called by the Chairman of the Board of directors, the President, or by the board of directors.

             Our amended and restated by-laws provide that, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such a person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

             Delaware ’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 66 2 /3% of the shares of our capital stock entitled to vote in order to amend or repeal any of the foregoing provisions of our amended and restated certificate of incorporation. Generally our by-laws may be amended or repealed by a majority vote of the board of directors or the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. To amend our by-laws regarding special meetings of stockholders, written actions of stockholders in lieu of a meeting, and the election, removal and classification of members of the board of directors requires the affirmative vote of the holders of at least 66  2 /3% of the shares of our capital stock entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Limitation of Liability and Indemnification

             Our certificate of incorporation provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Transfer Agent and Registrar

             The transfer agent and registrar for the common stock is              .

SHARES ELIGIBLE FOR FUTURE SALE

             Prior to this offering there has been no market for our common stock. After we complete this offering, we will have               shares of common stock outstanding, assuming no exercise of outstanding options. Of these shares, the               shares to be sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. In general, affiliates include officers, directors and 10% stockholders.

             The remaining               shares of common stock are “restricted securities” within the meaning of Rule 144. They are held by existing stockholders and were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Of these restricted shares,               shares will be subject to the “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up agreements,               shares will become eligible for sale in the public market subject to the limitations of either Rule 144 or Rule 701. In addition, holders of stock options could exercise options and sell the shares issued upon exercise as described below under “Stock Options”.

Sales of Restricted Shares

Days After Date of this Prospectus	Approximate Shares Eligible for Future Sale	Comment
On effectiveness		Freely tradable sold in offering
90 days after effectiveness		Shares salable under Rule 144 or 701
180 days after effectiveness (expiration of lock-up)		Shares salable under Rule 144, 144(k) or 701

             The foregoing table takes into account the lock-up agreements described below, and assumes that Goldman, Sachs & Co. does not release any stockholders from these agreements.

             In general, under Rule 144, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

•	one percent of the then outstanding shares of common stock (approximately shares immediately after this offering) or

•	the average weekly trading volume of the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed.

Sales under Rule 144 are also subject to requirements concerning availability of public information, manner of sale and notice of sale. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock that are not restricted securities.

             Under Rule 144(k), a person who is not deemed to be an affiliate of ours and has not been an affiliate at any time during the three months prior to the sale, and who has beneficially owned shares for at least two years, may resell such shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate.

             Rule 701 provides that currently outstanding shares of common stock acquired under our employee compensation plans, and shares of common stock acquired upon exercise of presently outstanding options granted under these plans, may be resold beginning 90 days after the date of this prospectus:

•	by persons, other than affiliates, subject only to the manner-of-sale provisions of Rule 144, and

•	by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to the limitations described above in the discussion of Rule 144.

Stock Options

             At December 31, 1999, approximately               shares of common stock were issuable pursuant to immediately exercisable options granted under our 1998 Stock Incentive Plan of which approximately               shares are not subject to lock-up agreements with the underwriters.

             We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable following the date of this prospectus, to register up to              shares of common stock issuable under our stock plans, including the               shares of common stock subject to outstanding options as of December 31, 1999. This registration statement is expected to become effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Warrants

             Upon the closing of the offering, there will be warrants outstanding to purchase 1,070,164 shares of common stock at a weighted-average per share exercise price of $17.82. Upon the closing of this offering, there will be warrants outstanding to purchase 260,164 shares of common stock at a per share exercise price of $2.46 per share. On October 27, 2000, any shares purchased pursuant to the “cashless exercise” feature of these outstanding warrants may be sold, subject to the requirements of Rule 144. In addition, there will be other warrants outstanding to purchase 810,000 shares of common stock at a per share exercise price of $22.75. On February 28, 2001, any shares purchased pursuant to the “cashless exercise” feature of these outstanding warrants may be sold, subject to the requirements of Rule 144.

Lock-Up Agreements

             All officers and directors and certain stockholders holding an aggregate of approximately               shares of StorageNetworks’ common stock have agreed, subject to specified exceptions, not to offer, pledge, sell, contract to sell or grant any option to purchase, or otherwise transfer or dispose of, directly or indirectly our common stock or any securities convertible into or exercisable for our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co.

Registration Rights

             After this offering, the holders of approximately               shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, beginning six months after the closing of this offering, such holders are also entitled to demand registration rights pursuant to which they may require us on up to three occasions to file a registration statement under the Securities Act at our expense with respect to shares of our common stock, and we are required to use our best efforts to effect such registration. Further, holders may require us at least once in every 12-month period to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

UNDERWRITING

              StorageNetworks and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the conditions in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston, Thomas Weisel Partners LLC and SoundView Technology Group, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse First Boston Corporation
Thomas Weisel Partners LLC
SoundView Technology Group, Inc.

Total

             If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional               shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

             The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase               additional shares.

Paid by StorageNetworks
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

             Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

              StorageNetworks, its directors, officers and holders of substantially all of its stock have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. Please see “Shares Eligible for Future Sale” beginning on page 56 for a discussion of various transfer restrictions.

             At the request of StorageNetworks, the underwriters have reserved up to               shares of common stock to be sold at the initial public offering price to directors, officers, employees, strategic partners and friends of StorageNetworks through a directed share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not purchased will be offered to the general public on the same basis as the other shares offered by this prospectus.

              Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

              StorageNetworks has applied to have its common stock included for quotation on the Nasdaq National Market under the symbol “STOR. ”

             In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

             The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

             These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

             The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

             Four investment partnerships of which affiliates of The Goldman Sachs Group, L.P., an affiliate of Goldman, Sachs (lead manager of this offering), are general partner, managing general partner or investment manager hold 1,303,292 shares of our common stock and 5,081,298 shares of Series B preferred stock which are convertible into 10,162,596 shares of common stock upon the closing of the offering. Because of the economic interest based on contributed capital of Goldman Sachs and its employees in those investment partnerships, the aggregate beneficial ownership interest (as determined in accordance with the Conduct Rules of the National Association of Securities Dealers, Inc.) of StorageNetworks attributable to Goldman, Sachs is approximately 3.4%. Of the aggregate number of shares owned, these partnerships purchased 1,303,292 shares of common stock from two of our executive officers in January 2000 at the time of our private placement of Series C preferred stock.

             Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-managing underwriter in      filed public offerings of equity securities, of which      have been completed, and has acted as a syndicate member in an additional      public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

              A prospectus in electronic format will be made available on the web sites maintained by one or more of the lead managers of this offering and may also be made available on web sites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

              StorageNetworks estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $             .

              StorageNetworks has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

VALIDITY OF COMMON STOCK

             The validity of the shares of common stock to be issued in the offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Legal matters for the underwriters will be passed upon by Ropes & Gray, Boston, Massachusetts.

EXPERTS

             Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1998 and 1999, and for the period October 5, 1998 (commencement of operations) to December 31, 1998 and the year ended December 31, 1999, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP ’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

             We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement. For further information with respect to StorageNetworks and the common stock to be sold in this offering, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus regarding the contents of any agreement or other document are not necessarily complete. You should refer in each instance to the copy of the agreement filed as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers. When we complete the offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Commission.

             You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information StorageNetworks files, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the Commission, which you can access at http://www.sec.gov.

             We intend to send to our stockholders annual reports containing our audited consolidated financial statements.
StorageNetworks, Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-2

Consolidated balance sheets at December 31, 1998 and 1999	F-3

Consolidated statements of operations for the period from October 5, 1998 (commencement of operations) through December 31, 1998 and the year ended December 31, 1999	F-4

Consolidated statements of stockholders’ equity for the period from October 5, 1998 (com- mencement of operations) through December 31, 1998 and the year ended December 31, 1999	F-5

Consolidated statements of cash flows for the period from October 5, 1998 (commencement of operations) through December 31, 1998 and the year ended December 31, 1999	F-6

Notes to consolidated financial statements	F-7

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
StorageNetworks, Inc.

             We have audited the accompanying consolidated balance sheets of StorageNetworks, Inc. (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period October 5, 1998 (commencement of operations) to December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

             We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of StorageNetworks, Inc. at December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for the period October 5, 1998 (commencement of operations) to December 31, 1998 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/S / ERNST & YOUNG LLP

Boston, Massachusetts
February 5, 2000

StorageNetworks, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	1998	1999
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,280,035	$ 13,317
Short-term investments	—	34,802,137
Accounts receivable, net of allowance for doubtful accounts of $75,718 at December 31, 1999	540,512	3,166,925
Inventory	201,405	—
Prepaid expenses and other current assets	66,684	1,498,601

Total current assets	9,088,636	39,480,980

Property and equipment, net	83,434	25,751,463
Restricted cash equivalents	—	359,127
Rights to use fiber optic capacity	—	900,200
Other assets	500,000	767,095

Total assets	$9,672,070	$67,258,865

LIABILITIES AND STOCKHOLDERS ’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ —	$ 3,093,598
Accrued expenses	506,706	6,081,723
Deferred revenue	497,480	810,108
Capital lease obligations	—	4,442,144

Total current liabilities	1,004,186	14,427,573
Capital lease obligations, less current portion	—	15,822,482
Commitments and contingencies
STOCKHOLDERS’ EQUITY:
Series A convertible preferred stock, par value $.01; 5,000,000 shares authorized; 4,500,000 and 5,000,000 shares issued and outstanding in 1998 and 1999 respectively; liquidation value $10,000,000 at December 31, 1999	45,000	50,000
Series B convertible preferred stock, par value $.01; 10,294,080 shares authorized; 10,162,596 shares issued and outstanding; liquidation value $49,999,987 at December 31, 1999	—	101,626
Common stock, par value $.01; 90,000,000 shares authorized; 24,400,000 and 24,531,500 shares issued and outstanding in 1998 and 1999, respectively	244,000	245,315
Additional paid-in capital	8,915,266	59,761,544
Accumulated deficit	(536,382)	(23,149,675)

Total stockholders’ equity	8,667,884	37,008,810

Total liabilities and stockholders’ equity	$9,672,070	$67,258,865

See accompanying notes to consolidated financial statements.

StorageNetworks, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from October 5, 1998 (commencement of operations) to December 31, 1998	Year ended December 31, 1999
REVENUES:
Professional services revenues	$ —	$ 3,202,811
Managed storage services revenues	—	720,225
Equipment revenues	—	2,334,785

Total revenues	—	6,257,821
COSTS AND EXPENSES:
Cost of professional services revenues	8,790	5,343,373
Cost of managed storage services revenues	101,221	8,399,709
Cost of equipment revenues	—	2,110,718
Sales and marketing	39,445	7,304,441
General and administrative	230,505	5,558,194
Product development	—	1,133,299

Total costs and expenses	379,961	29,849,734

Loss from operations	(379,961)	(23,591,913)
Interest income	11,329	1,371,121
Interest expense	—	(392,501)

Net loss	$ (368,632)	$(22,613,293)

Net loss per share—basic and diluted	$ (0.02)	$ (0.93)
Weighted average common shares outstanding	24,400,000	24,406,756

See accompanying notes to consolidated financial statements.

StorageNetworks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Par Value	Shares	Par Value	Shares	Par Value
Initial issuance of common stock on October 5, 1998	24,400,000	$244,000						$ (167,750)	$ 76,250
Sale of Series A preferred stock, net			4,500,000	$45,000			$ 8,915,266		8,960,266
Net loss								(368,632)	(368,632)

BALANCE AT DECEMBER 31, 1998	24,400,000	244,000	4,500,000	45,000	—	$ —	8,915,266	(536,382)	8,667,884
Issuance of Series A preferred stock			500,000	5,000			995,000		1,000,000
Issuance of Series B preferred stock, net					10,162,596	101,626	49,849,305		49,950,931
Issuance of common stock in connection with exercise of stock options	131,500	1,315					1,973		3,288
Net loss								(22,613,293)	(22,613,293)

BALANCE AT DECEMBER 31, 1999	24,531,500	$245,315	5,000,000	$50,000	10,162,596	$101,626	$59,761,544	$(23,149,675)	$37,008,810

See accompanying notes to consolidated financial statements.

StorageNetworks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from October 5, 1998 (commencement of operations) to December 31, 1998	Year ended December 31, 1999
OPERATING ACTIVITIES:
Net loss	$ (368,632)	$(22,613,293)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	434	1,797,355
Changes in operating assets and liabilities:
Accounts receivable	(540,512)	(2,626,413)
Inventory	(201,405)	201,405
Prepaid expenses and other current assets	(66,684)	(1,431,917)
Other assets	(500,000)	(317,095)
Accounts payable	—	3,093,598
Accrued expenses	506,706	5,575,017
Deferred revenue	497,480	312,628

Net cash used in operating activities	(672,613)	(16,008,715)
INVESTING ACTIVITIES:
Purchases of property and equipment	(83,868)	(8,715,651)
Purchases of short term investments	—	(49,676,401)
Proceeds from maturities of short term investments	—	14,874,264
Purchase of restricted cash equivalents	—	(359,127)

Net cash used in investing activities	(83,868)	(43,876,915)
FINANCING ACTIVITIES:
Proceeds from issuance of common stock	76,250	—
Proceeds from exercise of stock options	—	3,288
Proceeds from issuance of preferred stock	9,000,000	50,999,987
Offering costs	(39,734)	(49,056)
Proceeds from sale-leaseback transactions	—	1,424,570
Payments of capital lease obligations	—	(759,877)

Net cash provided by financing activities	9,036,516	51,618,912

Net increase (decrease) in cash and cash equivalents	8,280,035	(8,266,718)
Cash and cash equivalents at beginning of period	—	8,280,035

Cash and cash equivalents at end of period	$8,280,035	$ 13,317

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$ —	$ 392,501

SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITY:
Capital lease obligations incurred	$ —	$21,024,503

See accompanying notes to consolidated financial statements.

StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

1.     Business

              StorageNetworks, Inc. (the “Company”) was founded in 1998 to be a provider of remote, online data storage services to established enterprises, Internet-based business and other users of information technology. The Company is building a Global Data Storage Network infrastructure consisting of a network of Storage Point of Presence ( “S-POP”) data centers. Each S-POP data center is a consolidated storage repository, containing disk and tape storage systems and is connected to the Company’s customers over a metropolitan area fiber optic network. The Company also provides professional services within the areas of storage management, disaster recovery and business continuity.

             The Company is subject to risks common to technology-based companies including, but not limited to, the development of new technology, development of new markets, dependence on key personnel, and the ability to obtain additional capital as needed to meet its business objectives. The Company has a limited operating history and has never achieved profitability. To date, the Company has been funded principally by private equity financing. The Company’s ultimate success is dependent upon its ability to raise additional capital and to successfully develop and market its services.

2.     Summary of Significant Accounting Policies

Basis of Presentation

             The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

             Revenues consist of (i) monthly fees from customer use of the Company’s Global Data Storage Network (“managed storage services”), (ii) professional services, and (iii) re-sale of third-party equipment to customers. Revenues from managed storage services are recognized over the term of the contract, generally three to four years. Revenues from professional services engagements are recognized as the services are provided. Revenues on fixed-price contracts are recognized using the percentage of completion method of accounting and are adjusted monthly for the cumulative impact of any revision in estimates. The Company determines the percentage of completion of its contracts by comparing costs incurred to date to total estimated costs. Contract costs include all direct labor and expenses related to the contract performance. Equipment sales are recognized when the equipment is delivered to the customer or placed into service.

StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Cash Equivalents

             Cash equivalents consist of highly liquid investments with original maturities of 90 days or less at the time of purchase. As of December 31, 1998 and 1999, cash equivalents consisted principally of money market funds at one financial institution.

Restricted Cash Equivalents

             Restricted cash equivalents represent amounts that are restricted as to their use in accordance with financing and leasing arrangements.

Short-Term Investments

             The Company classifies it investments as held-to-maturity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Investments in Debt and Equity Securities”. At December 31, 1999, short-term investments consisted of corporate obligations with original maturities greater than three months but less than one year. Held-to-maturity investments are carried at amortized cost, which approximates market.

Concentrations of Credit Risk

             Carrying amounts of financial instruments held by the Company, which include cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short duration. Financial instruments that potentially expose the Company to a concentration of credit risk principally consist of cash and cash equivalents, investments and accounts receivable.

             The Company ’s customer base is primarily composed of businesses throughout the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential losses. As a result of a sub-contracting agreement with a customer, that customer accounted for 40% of the Company’s consolidated total revenues for the year ended December 31, 1999.

Inventory

             Inventory is stated at the lower of cost (first-in first-out basis) or market (net realizable value) and consists of customer storage equipment.

Property and Equipment

             Property and equipment are stated at cost and depreciated on a straight-line basis over their respective estimated useful lives, which are generally three to five years. Equipment recorded under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the respective lease term or estimated useful life of the asset.

Product Development Costs

             Product development costs are expensed as incurred and include costs to develop, enhance and manage the Company’s proprietary technology.

StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Income Taxes

             The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-Based Compensation

             The Company accounts for its stock-based compensation plan utilizing the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company has adopted the disclosure provisions only of Statement of Financial Accounting Standards No. 123, “Accounting For Stock-Based Compensation” ( “SFAS 123”).

Impairment of Long-Lived Assets

             The Company continually reviews the carrying value of long-lived assets, including property and equipment to determine whether there are any indications of impairment losses. If indications of impairment were present in long-lived assets, the estimated future undiscounted cash flows associated with the corresponding assets would be compared to its carrying amount to determine if a write-down to fair value is necessary.

Advertising Expenses

             All advertising costs are expensed as incurred. Advertising costs were not material in the period October 5, 1998 (commencement of operations) through December 31, 1998 and the year ended December 31, 1999.

Net Loss Per Share

             Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share does not differ from basic loss per share since potential common shares to be issued upon the exercise of stock options and the conversion of preferred stock are anti-dilutive for the periods presented.

Comprehensive Loss

             There are no differences between consolidated net loss and comprehensive loss for any period presented.

Segment Information

             The Company has adopted Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information ”, which requires companies to report selected information about operating segments, as well as enterprise-wide disclosures about products, services, geographical areas and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. The Company provides remote, online data storage services to its customers. The profit and loss information of its storage services are reported on a combined basis to the chief decision maker of the Company. Accordingly, the Company has determined that it conducts its operations in one business segment.
StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

3.     Property and Equipment

             Property and equipment consist of the following at December 31:

	1998	1999
Global Data Storage Network related equipment	$45,873	$22,951,663
Furniture, fixtures, computer equipment and other	37,995	3,380,371
Leasehold improvements	—	366,436
Purchased software	—	800,782

	83,868	27,499,252
Less accumulated depreciation and amortization	(434)	(1,747,789)

	$83,434	$25,751,463

              Depreciation expense amounted to $434 and $1,747,355 in 1998 and 1999, respectively.

             Included in the December 31, 1999 amounts above are property and equipment under capital leases with a cost of $20,124,303 and accumulated depreciation of $1,414,341.

4.     Construction Rights Fee

             In 1998, the Company entered into an agreement with a fiber optic network supplier whereby the Company committed $500,000 (the “Construction Rights Fee ”) to the fiber optic network supplier in return for an obligation by the supplier to construct, upon request by the Company, fiber networks to customers of the Company that are in locations outside of the supplier ’s existing fiber optic network. The Construction Rights Fee is available for and is being amortized over the ten-year term of the agreement. At December 31, 1999, the Company has paid $250,000 for the Construction Rights Fee. The remaining $250,000 is due by October 31, 2000, and is included in accrued expenses on the Company’s consolidated balance sheet. The $250,000 is payable in cash or, at the Company’s option, in the Company’s common stock. The Construction Rights Fee is included in other assets on the Company’s consolidated balance sheet.

              Amortization expense amounted to zero and $50,000 in 1998 and 1999, respectively.

5.     Accrued Expenses

             Accrued expenses consist of the following at December 31:

	1998	1999
Accrued bonuses	$ —	$1,497,605
Accrued data center and office rent	—	1,296,113
Accrued construction rights fee	250,000	250,000
Accrued Global Data Storage Network related equipment	—	1,724,692
Accrued other	256,706	1,313,313

	$506,706	$6,081,723

StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

6.     Stockholders’ Equity

Common Stock

             The Company has authorized 90,000,000 shares of common stock, $.01 par value. The voting, dividend and liquidation rights of the holders of common stock are subject to, and qualified by, the rights of the holders of preferred stock. The holders of common stock are entitled to one vote for each share held. The Board of Directors may declare dividends subject to preferential dividend rights of any outstanding preferred stock. Holders of common stock are entitled to receive all assets available for distribution on the dissolution or liquidation of the Company, subject to any preferential rights of any outstanding preferred stock. At December 31, 1999, the Company has reserved 51,505,356 shares of common stock for the conversion of preferred stock and the exercise of options to purchase common stock.

Convertible Preferred Stock

             The Company ’s authorized capital includes convertible preferred stock, par value $0.01, from which shares of Series A and Series B have been designated and issued.

             Each share of preferred stock is convertible at the stockholder’s option. Each share of Series A and B preferred stock may be converted into shares of common stock at conversion prices of $0.50 and $2.46, respectively, per convertible share, as adjusted from time to time by a conversion factor (the “Conversion Price”). The shares of convertible preferred stock will automatically convert into common stock at the then effective Conversion Price upon the closing of a public offering of common stock pursuant to an effective registration statement under the Securities Act of 1933 resulting in at least $50,000,000 of gross proceeds to the Company.

             The holder of convertible preferred stock shall be entitled to receive, when and if declared by the Board of Directors of the Company, dividends in the same amount per share as would be payable on the number of shares of common stock into which the preferred stock is then convertible, payable in preference and priority to any payment of any cash dividend on common stock or any other class of stock or series thereof.

             Preferred shares are entitled to a number of votes on any matter submitted to the stockholders of the Company equal to the number of shares of common stock into which they are then convertible.

             Upon any liquidation of the Company, the holder of each share of Series A and B preferred stock shall be first entitled, before any distribution or payment is made to holders of common stock, to be paid $2.00 and $4.92, respectively, per share, subject to adjustment for stock splits, stock dividends, combinations or other similar re-capitalizations.

Stock Option Plan

             The Company has adopted the StorageNetworks, Inc. Amended and Restated 1998 Stock Incentive Plan (the “Stock Incentive Plan”), which is administered by the Board of Directors (the “Board”). Under the terms of the Stock Incentive Plan, the Board may grant stock awards to officers, employees and consultants of the Company. The Stock Incentive Plan permits the grant of incentive stock options and nonqualified stock options. As of December 31, 1999, the Company has reserved 10,920,000 shares of common stock for issuance under the Stock Incentive Plan. Incentive stock options may not be granted at less than 100% of the fair market value of the common stock on the date of the grant and may not expire more than ten years from the date of the grant. Stock options granted under the Stock Incentive Plan generally will become exercisable over a four-year period in equal annual installments unless the Board specifies a different vesting schedule. The Stock Incentive Plan has a term of ten years, subject to earlier termination or amendment by the Board, and options outstanding under the Stock Incentive Plan prior to its termination remain outstanding after such termination.

             The following table presents the activity of the Stock Incentive Plan for the periods ended December 31, 1998 and 1999:

	1998		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding options at beginning of period	—	$ —	2,266,000	$0.03
Granted	2,266,000	0.03	9,664,000	0.70
Exercised	—	—	(131,500)	0.03
Cancelled	—	—	(2,672,500)	0.04

Outstanding options at end of period	2,266,000	$ 0.03	9,126,000	$0.73

Exercisable at end of period	—	—	43,000	$0.34

Available for grant at end of year			1,662,500

             The following table summarizes information about the Company’s stock options at December 31, 1999:

Stock Options Outstanding			Stock Options Exercisable
Number Outstanding	Weighted Average Contractual Life (yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1,552,500	9.06	$0.03	15,000	$0.03
1,298,000	9.46	0.05	—	—
678,000	9.46	0.15	—	—
2,964,000	9.66	0.25	—	—
874,000	9.84	0.50	28,000	0.50
1,759,500	9.96	3.00	—	—

9,126,000			43,000

Stock-Based Compensation

             As discussed in Note 2, the Company applies APB 25 and related interpretations in accounting for its Stock Incentive Plan. As required under SFAS 123, the following pro forma net loss and net loss per share presentations reflect the amortization of the option grant fair value as expense. For purposes of this disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information follows for the year ended December 31, 1998 and 1999:

StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

	1998	1999
Pro forma net loss	$(368,706)	$(22,645,527)
Pro forma net loss per share —basic and diluted	$ (0.02)	$ (0.93)

             The weighted average grant date fair value was $0.01 and $0.16 for stock options granted in 1998 and 1999, respectively, and the weighted-average remaining contractual life for options outstanding as of December 31, 1999 is 9.6 years. The fair value of stock options granted during 1998 and 1999 was estimated at the date of the option grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5.5%, expected life of the options of four years, and a dividend rate of zero.

             The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures in future years as the periods presented include only one and two years of option grants under the Stock Incentive Plan.

Stock Warrants

             On October 27, 1999, in connection with two equipment lease lines, the Company issued warrants to purchase a total of 130,082 shares of the Company’s series B convertible preferred stock at $4.92 per share. The warrants expire on October 27, 2009. The fair value of all warrant issuances, calculated using the Black-Scholes option pricing model, with the following assumptions:
dividends—none; expected life—one year; risk-free interest rate —5.5%, was not material.

7.     Income Taxes

             As of December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $25,500,000. The net operating loss carryforwards will expire at various dates beginning in the years 2004 through 2019 if not utilized.

              Significant components of the Company’s deferred tax assets and liabilities for federal and state income taxes consist of the following at December 31:

Deferred tax assets:	1998	1999
Net operating loss carryforwards	$ 20,000	$10,203,000
Other	130,000	459,000

	150,000	10,662,000
Deferred tax liabilities:
Depreciation	—	1,497,000

Total deferred tax assets, net	150,000	9,165,000
Valuation allowance	(150,000)	(9,165,000)

Net deferred tax asset	$ —	$ —

             The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realization of the deferred tax assets such that a full valuation allowance has been recorded. The Company will continue to assess the realization of the deferred tax assets based on actual and forecasted operating results.
StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

              Federal tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an “ownership change” as defined by Internal Revenue Code, Section 382. The Company has not determined if an ownership change, as defined, has occurred. The Company plans to compute exact limitations upon realization of taxable earnings and associated utilization of the net operating loss carryforwards.

8.     Commitments and Contingencies

Leases

             The Company has entered into a number of operating leases for its facilities. The leases expire from 2000 through 2009. As of December 31, 1999, the Company had collateralized letters of credit aggregating $359,127 for these leases. The related funds are included in restricted cash equivalents on the accompanying consolidated balance sheet. The Company also leases certain data center infrastructure and equipment under capital leases. Certain of these capital leases were entered into as sales-leaseback transactions. No gain or loss was recorded in any such transaction due to the short holding period from the time the assets were purchased until the time of the sale-leaseback. Future minimum lease payments as of December 31, 1999 are as follows:

Year ending December 31,	Capital Leases	Operating Leases
2000	$ 6,612,030	$ 9,504,620
2001	6,424,097	5,027,424
2002	6,397,196	2,804,482
2003	5,067,175	2,696,040
2004	115,200	2,627,271
Thereafter	1,728,000	5,474,939

Total minimum lease payments	26,343,698	$28,134,776

Less amounts representing imputed interest	(6,079,072)

Present value of minimum lease payments	20,264,626
Less current portion	(4,442,144)

Capital lease obligations, less current portion	$15,822,482

             The Company ’s rent expense was approximately $3,600 and $2,369,000 for the years ended December 31, 1998 and 1999, respectively.

Fiber Optic Capacity Lease

             In October 1999, the Company entered into an agreement for the acquisition of dark fiber transport capacity. The term of the agreement is 20 years from the initiation of the lease, which occurred in December 1999. The range of the total minimum commitment is approximately $88,000,000 to $96,000,000 over the lease term. The agreement will be accounted for as a capital lease upon initiation of each lease schedule.
StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Contingencies

             The Company is engaged in certain legal actions arising in the ordinary course of business. The Company believes that it has adequate legal defenses and that the ultimate outcome of these actions will not have a material effect on the Company’s financial position and results of operations.

9. Subsequent Events

Series C Convertible Preferred Stock

             On January 20, 2000, the Company issued 6,012,843 shares of Series C convertible preferred stock at $17.13 per share for total consideration of $103,000,000. The terms and conditions of the Series C preferred stock are substantially the same as those of the Series A and B convertible preferred stock.

Stock Split

             On January 26, 2000, the Board of Directors approved a two-for-one common stock split, effected in the form of a stock dividend. All share and per share information in the accompanying consolidated financial statements and notes to the consolidated financial statements has been retroactively restated to reflect the effect of this stock split.

Purchase Commitment

             On February 2, 2000, the Company entered into an agreement with a vendor whereby the Company committed to purchase $50,000,000 of Global Data Storage Network related equipment by December 31, 2000.
[INSIDE BACK COVER]

              No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

             Through and including                       , 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

StorageNetworks, Inc.

Common Stock

[LOGO]

Goldman, Sachs & Co.

Credit Suisse First Boston

Thomas Weisel Partners LLC

Wit SoundView

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

             Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby are as follows:

SEC registration fee	$ 71,280
NASD filing fee	27,500
Nasdaq National Market listing fee	95,000
Printing and engraving expenses	250,000
Legal fees and expenses	300,000
Accounting fees and expenses	150,000

Blue Sky fees and expenses (including legal fees)	15,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	$ 86,220

Total	1,000,000

              StorageNetworks will bear all expenses shown above.

Item 14.    Indemnification of Directors and Officers.

             The Delaware General Corporation Law and StorageNetworks’ charter and by-laws provide for indemnification of StorageNetworks’ directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of StorageNetworks and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to StorageNetworks’ charter and by-laws filed as Exhibits 3.2 and 3.4 hereto, respectively.

             The Underwriting Agreement provides that the underwriters are obligated, under some circumstances, to indemnify directors, officers and controlling persons of StorageNetworks against some liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

Item 15.    Recent Sales of Unregistered Securities.

             In the three years preceding the filing of this registration statement, StorageNetworks has issued the following securities that were not registered under the Securities Act:

             (a)   Issuances of Capital Stock.

    Preferred Stock Issuances

             Between December, 1998 and January, 1999, we issued and sold 5,000,000 shares of Series A convertible preferred stock to individual investors in a private financing for an aggregate offering price of $10,000,000.

             On July 1, 1999, we issued 10,162,596 shares of Series B convertible preferred stock to institutional and individual investors for an aggregate offering price of $49,999,987.

              On January 20, 2000, we sold an aggregate of 6,012,843 shares of Series C convertible preferred stock to institutional and individual investors for an aggregate offering price of $103,000,000.

             On February 29, 2000, we sold an aggregate of 1,758,240 shares of Series D convertible preferred stock to institutional investors for an aggregate offering price of $39,999,960.

    Common Stock Issuances

             On October 5, 1998, we sold an aggregate of 6,100,000 shares of common stock (or 24,400,000 shares as adjusted for subsequent stock splits) for an aggregate offering price of $76,250.

    Issuance of Warrants

             On October 27, 1999, we issued warrants to purchase an aggregate of 130,082 shares of Series B convertible preferred stock at an exercise price of $4.92 per share to institutional investors.

             In February, 2000, we issued warrants to purchase an aggregate of 810,000 shares of Series D convertible preferred stock at an exercise price of $22.75, to institutional investors.

             (b)   Grants and Exercises of Stock Options.

             As of February 29, 2000, StorageNetworks had granted options to purchase an aggregate of 9,530,200 shares of common stock under the Amended and Restated 1998 Stock Incentive Plan exercisable at a weighted average exercise price of $1.24 per share. From December, 1999 to February 29, 2000, StorageNetworks issued 406,000 shares of common stock for an aggregate purchase price of $2.01 pursuant to the exercise of employee options. These options and shares were issued pursuant to Rule 701 under the Securities Act.

             No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase common stock, Rule 701 under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

             (a)   Exhibits:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to become effective upon closing of this offering.

3.3	By-laws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated By-laws of the Registrant, to become effective upon closing of this offering.

4.1*	Specimen certificate for shares of common stock.

Exhibit No.	Description

5.1*	Opinion of Hale and Dorr LLP.

10.1	Amended and Restated 1998 Stock Incentive Plan, as amended to date.

10.2*	2000 Stock Plan.

10.3*	2000 Non-employee Director Option Plan.

10.4	Amended and Restated Sublease with Innovative Associates, Inc. for 100 Fifth Avenue, Waltham, Massachusetts dated July 6, 1999.

10.5	Lease by and between the Registrant and Prospect Hill Acquisition Trust for 100 Fifth Avenue, Waltham, Massachusetts, dated November 8, 1999.

10.6*†	Subcontractor Agreement for Professional Services between the Registrant and EMC Corporation dated May 4, 1999.

10.7	Value Added Systems Integrator Agreement between the Registrant and EMC Corporation dated September, 1999.

10.8*†	Amendment to Value Added Systems Integrator Agreement between the Registrant and EMC Corporation dated February 2, 2000.

10.9*†	Definitive Agreement for Joint Marketing and Services between the Registrant and Global Crossing Ltd. dated October 29, 1999.

10.10	Master Fiber Network and Colocation Services Agreement between the Registrant and Global Crossing USA Inc. dated March 9, 1999.

10.11	Master Lease Agreement between the Registrant and Dell Financial Services dated June 15, 1999.

10.12	Third Amended and Restated Stockholder Rights Agreement dated as of February 29, 2000 among the Registrant and certain stockholders of the Registrant named therein.

10.13*†	Fiber Optic Network Agreement with Metromedia Fiber Network Services Inc. dated October 8, 1999.

10.14	Employment Agreement with John Clavin dated July 19, 1999.

10.15	Severance Agreement with John Clavin, as amended, dated August 26, 1999.

10.16	Offer of Employment to Jeffrey Murphy dated August 18, 1999.

10.17	Employment Agreement with Paul C. Flanagan dated March 15, 1999.

10.18	Statement re: per share earnings (This exhibit has been omitted because the information is shown in the financial statements or notes thereto.)

21.1	List of Subsidiaries.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Hale and Dorr LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in page II-5).

27	Financial Data Schedule.

*	To be filed by amendment.
†	Confidential materials to be omitted and filed separately with the SEC.

              (b)   Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts

             All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.     Undertakings.

             Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

             The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Waltham, Massachusetts on March 1, 2000.

STORAGE NETWORKS , INC .

/s/ PETER W. BELL
By:
Peter W. Bell
Chief Executive Officer,
President and Director

SIGNATURES AND POWER OF ATTORNEY

             Each person whose signature appears below hereby constitutes and appoints Peter W. Bell, Paul C. Flanagan and Dean J. Breda as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and any Registration Statement pursuant to Rule 462(b)) to this Registration Statement on Form S-1 and to file the same with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ PETER W. BELL PETER W. BELL	Chief Executive Officer, President and Director (Principal Executive Officer)	March 1, 2000

/s/ WILLIAM D. MILLER WILLIAM D. MILLER	Executive Vice President, Chief Technical Officer and Director	March 1, 2000

/s/ PAUL C. FLANAGAN PAUL C. FLANAGAN	Senior Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 1, 2000

/s/ RANDALL A. BLUMENTHAL RANDALL A. BLUMENTHAL	Director	March 1, 2000

Signature	Title(s)	Date

/s/ THOMAS J. CASEY THOMAS J. CASEY	Director	March 1, 2000

/s/ ROBERT E. DAVOLI ROBERT E. DAVOLI	Director	March 1, 2000

/s/ HAROLD R. DIXON HAROLD R. DIXON	Director	March 1, 2000

/s/ STEPHEN J. GAAL STEPHEN J. GAAL	Director	March 1, 2000

MICHAEL D. LAMBERT	Director	March 1, 2000

/s/ WILLIAM T. SCHLEYER WILLIAM T. SCHLEYER	Director	March 1, 2000

/s/ ROGER M. MARINO ROGER M. MARINO	Director	March 1, 2000

Schedule II

STORAGENETWORKS
VALUATION AND QUALIFYING ACCOUNTS

		Additions
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Other	Deductions From Reserves	Balance at End of Year

YEAR ENDED DECEMBER 31, 1999
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$0	$75,718	$0	$0	$75,718

YEAR ENDED DECEMBER 31, 1998
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$0	$ 0	$0	$0	$ 0
EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to become effective upon closing of this offering.

3.3	By-laws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated By-laws of the Registrant, to become effective upon closing of this offering.

4.1*	Specimen certificate for shares of common stock.

5.1*	Opinion of Hale and Dorr LLP.

10.1	Amended and Restated 1998 Stock Incentive Plan, as amended to date.

10.2*	2000 Stock Incentive Plan.

10.3*	2000 Director Stock Option Plan.

10.4	Amended and Restated Sublease with Innovative Associates, Inc. for 100 Fifth Avenue, Waltham, Massachusetts dated July 6, 1999.

10.5	Lease by and between the Registrant and Prospect Hill Acquisition Trust for 100 Fifth Avenue, Waltham, Massachusetts, dated November 8, 1999.

10.6*†	Subcontractor Agreement for Professional Services between the Registrant and EMC Corporation dated May 4, 1999.

10.7	Value Added Systems Integrator Agreement between the Registrant and EMC Corporation dated September, 1999.

10.8*†	Amendment to Value Added Systems Integrator Agreement between the Registrant and EMC Corporation dated February 2, 2000.

10.9*†	Definitive Agreement for Joint Marketing and Services between the Registrant and Global Crossing Ltd. dated October 29, 1999.

10.10	Master Fiber Network and Colocation Services Agreement between the Registrant and Global Crossing USA Inc. dated March 9, 1999.

10.11	Master Lease Agreement between the Registrant and Dell Financial Services dated June 15, 1999.

10.12	Third Amended and Restated Stockholder Rights Agreement dated as of February 29, 2000 among the Registrant and certain stockholders of the Registrant named therein.

10.13*†	Fiber Optic Network Agreement with Metromedia Fiber Network Services, Inc. dated October 8, 1999.

10.14	Employment Agreement with John Clavin dated July 19, 1999.

10.15	Severance Agreement with John Clavin, as amended, dated August 26, 1999.

10.16	Offer of Employment to Jeffrey Murphy dated August 18, 1999.

10.17	Employment Agreement with Paul Flanagan dated March 15, 1999.

10.18	Statement re: per share earnings (This exhibit has been omitted because the information is shown in the financial statements or notes thereto.)

21.1	List of Subsidiaries.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Hale and Dorr LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in page II-5).

27	Financial Data Schedule.

*	To be filed by amendment.
†	Confidential materials to be omitted and filed separately with the SEC.